UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC.

200 West Street

New York, NY 10282

THE GOLDMAN SACHS 401(k) PLAN

Financial Statements and Supplemental Schedules

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Goldman Sachs 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2021, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2021 and schedule of reportable transactions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 15, 2022

We have served as the Plan’s auditor since at least 1983. We have not been able to determine the specific year we began serving as auditor of the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December
$ in thousands	2021	2020
Assets
Investment assets (at fair value)	$11,203,367	$9,274,386
Receivables:
Employee contributions	67	8,123
Employer contributions	143,975	126,571
Notes receivable from participants	27,589	26,594
Interest and dividends	6,746	6,559
Due from brokers and other receivables	79,030	153,117
Total assets	11,460,774	9,595,350
Liabilities
Investment liabilities (at fair value)	3,445	41,454
Due to brokers and other payables	75,639	117,991
Accrued expenses	4,706	3,975
Total liabilities	83,790	163,420
Net assets available for benefits	$11,376,984	$9,431,930

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December
$ in thousands	2021	2020
Additions
Investment income:
Net appreciation in the fair value of investments	$1,575,577	$1,024,801
Interest and dividends	70,086	59,595
Less: Investment management fees and other expenses	(16,981)	(14,929)
Total investment income	1,628,682	1,069,467
Interest income on notes receivable from participants	1,352	1,260
Contributions:
Employee	299,603	269,962
Employer	143,975	126,571
Assets transferred from The Ayco Company Employee Savings Plan	529,467	–
Total contributions	973,045	396,533
Total additions	2,603,079	1,467,260
Deductions
Benefits paid	658,025	540,695
Total deductions	658,025	540,695
Net increase in net assets available for benefits	1,945,054	926,565
Net assets available for benefits, beginning balance	9,431,930	8,505,365
Net assets available for benefits, ending balance	$11,376,984	$9,431,930

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation (as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Safe Harbor Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate to that eligible participant’s account a Supplemental Contribution equal to the difference. The Supplemental Contribution is capped at 4% of Safe Harbor Compensation. However, the cap will not apply to any individual who was a Participant or Former Participant on July 15, 2019. In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Safe Harbor Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Retirement Committee and the Administrative Committee. The Retirement Committee has the power to appoint one or more investment managers, as well as certain other duties relating to the investment of the funds held by the trustee. The Administrative Committee is responsible for administering the terms and provisions of the Plan. In general, each committee’s members are employees of the firm or its affiliates, although in certain cases non-employees may serve on either committee. Callan LLC (Callan) is the Retirement Committee’s investment adviser. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions is the Plan’s record keeper.

The Plan offers participants the option to invest in the Stock Fund, which is a separately managed account and substantially all of its investments are shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Stock Fund. In addition, participants are restricted from transferring into or out of the Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with The Bank of New York Mellon Corporation (the Trustee).

In January 2021, The Ayco Company Employee Savings Plan was merged into the Plan. The value of assets transferred was $529 million, which included $13 million of contributions that were paid by Ayco during 2021 into the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Safe Harbor Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete both one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee generally must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) active or on authorized leave of absence for no longer than two years as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Safe Harbor Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates, (ii) disability retirement, (iii) death while employed by the firm or on military duty or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Effective January 1, 2022, changes were made to the Plan’s Firm Contributions, eligibility and vesting requirements. The Safe Harbor Matching Contribution was replaced with a Matching Contribution providing a dollar-for-dollar match on participants’ elective deferrals up to 6% of Safe Harbor Compensation, capped at a maximum match of $12,500. The Supplemental Contribution was replaced by a Fixed Contribution equal to 2% of Safe Harbor Compensation for eligible participants with Safe Harbor Compensation less than $125,000. To be eligible for the Fixed Contribution, employees generally must be employed on the last day of the firm’s fiscal year that ends with or within in the Plan Year.

Participants become eligible for Matching Contributions and Fixed Contributions generally as of the first day of the month following hire date and attainment of age 21. Employees hired after January 1, 2022 are subject to a 2 year vesting requirement for the Matching Contributions and Fixed Contributions. Employees hired prior to this date are immediately vested in these amounts.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account. All or a portion of benefits can generally be distributed when an employee (i) leaves the firm, or (ii) reaches age 59 1⁄2.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, currency and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 2.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2021 and 2020 refer to the Plan’s years ended, or the dates, as the context requires, December 31, 2021 and December  31, 2020, respectively.

Note 3.

Significant Accounting Policies

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relate to the fair value measurement of the Plan’s investments. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in net appreciation in the fair value of investments. Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in net appreciation in the fair value of investments or investment management fees and other expenses based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in investment management fees and other expenses. The investment manager of the Global Equity Long-Short Hedge Fund Option charges an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee of 20% of the net investment income earned above the fund’s high-water mark. There were no incentive fees paid during 2021. Incentive fees paid during 2020 were not material.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative and investment advisory fees. Investment advisory fees were paid to Callan, which advised the Retirement Committee on the selection and oversight of Plan investments. These Plan expenses, unless paid by the firm, are included in investment management fees and other expenses.

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit Option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State-chartered bank and a member of the Federal Reserve System. The Bank Deposit Option offers an FDIC-insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

Fixed income securities, common and preferred stocks, real estate investment trusts, commodities, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers) best estimate of fair value.

Mutual funds, as described above, may also be investments held within separately managed accounts.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 10 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions.

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

Due from brokers and other receivables includes cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for investment liabilities. Due to brokers and other payables includes payables from unsettled purchase transactions and collateral received in connection with certain derivative transactions. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Level 1 Investments

Level 1 investments include bank deposit, mutual funds, collective trusts, and within separately managed accounts, cash and cash equivalents, certain fixed income securities, most common and preferred stocks, mutual funds and most real estate investment trusts. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The Plan determines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan determines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Investments

Level 2 investments include certain fixed income securities, certain common and preferred stocks, certain real estate investment trusts, commodities and derivatives within separately managed accounts.

The valuation of level 2 investments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or executable) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Investments

Level 3 investments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of both December 2021 and December 2020, the Plan had no level 3 investment assets.

See Notes 3 and 5 for further information about investment assets and investment liabilities.

Note 5.

Investment Assets and Investment Liabilities

Fair Value of Investment Assets and Investment Liabilities by Level

The table below presents investment assets and investment liabilities of the Plan by level within the fair value hierarchy.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2021
Assets
Bank deposit	$258,649	$–	$ –	$258,649
Mutual funds	1,357,459	–	–	1,357,459
Collective trusts	6,217,576	–	–	6,217,576
Separately managed accounts:
Cash and cash equivalents	2,599	–	–	2,599
Fixed income securities	172,953	146,397	–	319,350
Common and preferred stocks	2,537,020	1,782	–	2,538,802
Mutual funds	75,777	–	–	75,777
Real estate investment trusts	365,523	297	–	365,820
Commodities	–	30,775	–	30,775
Derivatives	–	36,560	–	36,560
Total investment assets	$10,987,556	$215,811	$ –	$11,203,367
Liabilities
Separately managed accounts:
Derivatives	$–	$(3,445)	$ –	$(3,445)
Total investment liabilities	$–	$(3,445)	$ –	$(3,445)
As of December 2020
Assets
Bank deposit	$291,966	$–	$ –	$291,966
Mutual funds	1,320,039	–	–	1,320,039
Collective trusts	4,830,485	–	–	4,830,485
Separately managed accounts:
Cash and cash equivalents	3,380	–	–	3,380
Fixed income securities	138,089	181,375	–	319,464
Common and preferred stocks	2,146,540	3,451	–	2,149,991
Mutual funds	68,481	–	–	68,481
Real estate investment trusts	243,099	772	–	243,871
Commodities	–	19,555	–	19,555
Derivatives	–	27,154	–	27,154
Total investment assets	$9,042,079	$232,307	$ –	$9,274,386
Liabilities
Separately managed accounts:
Common and preferred stocks	$(30,064)	$–	$ –	$(30,064)
Mutual funds	(1,596)	–	–	(1,596)
Real estate investment trusts	(2,783)	–	–	(2,783)
Derivatives	–	(7,011)	–	(7,011)
Total investment liabilities	$(34,443)	$(7,011)	$ –	$(41,454)

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

In the table above:

•	Investment assets are shown as positive amounts and investment liabilities are shown as negative amounts.

•	Mutual funds within separately managed accounts consist of money market funds, exchange-traded funds and investments in funds that primarily consist of fixed income securities.

Note 6.

Related-Party and Party-In-Interest Transactions

The Plan offers as an investment option the Stock Fund, which has substantially all of its investments in the firm’s common stock. As of December 2021, the Plan’s interest in the Stock Fund represented 511,539 shares of the firm’s common stock with a fair market value of $195.7 million. As of December 2020, the Plan’s interest in the Stock Fund represented 520,627 shares of the firm’s common stock with a fair market value of $137.3 million. Purchases of $8.4 million and sales of $3.7 million of the firm’s common stock were made through the Stock Fund during 2021. Purchases of $8.4 million and sales of $14.0 million of the firm’s common stock were made through the Stock Fund during 2020. The Stock Fund is managed by State Street Global Advisors, an affiliate of State Street Bank and Trust Company.

GSAM Stable Value, LLC (GSAM Stable Value), an affiliate of the firm, manages a laddered fixed income separately managed account investment option in the Plan. No fees were paid during both 2021 and 2020, or were payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account as of both December 2021 and December 2020.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit Option. No fees were paid during both 2021 and 2020, or were payable by the Plan to GS Bank USA as of both December 2021 and December 2020, for bank deposit obligations.

Note 7.

Plan Termination

The firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 8.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

Note 9.

Reconciliation of Financial Statements to the Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December

$ in thousands	2021	2020
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$11,376,984	$9,431,930
Amounts allocated to withdrawing participants	(57,487)	(57,442)
Net assets, per the Form 5500	$11,319,497	$9,374,488

	As of December

$ in thousands	2021	2020
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$658,025	$540,695
Amounts allocated to withdrawing participants, ending balance	57,487	57,442
Amounts allocated to withdrawing participants, beginning balance	(57,442)	(48,016)
Benefits paid to participants and certain deemed distributions of participant loans, per the Form 5500	$658,070	$550,121

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to both December 2021 and December 2020, but had not yet been paid as of that date.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 10.

Financial Instruments with Off-Balance Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance sheet market and credit risk, including investment liabilities. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of investment liabilities may exceed the amount recognized in the financial statements.

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives.

The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows, such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits and are accounted for at fair value.

Risk Management

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

The tables below present information about derivative contracts by major product type.

	As of December 2021		As of December 2020

$ in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rates	$ 2,810	$ 1,918	$ 4,236	$ 1,521
Credit	75	149	6	228
Currencies	732	1,189	788	1,189
Commodities	32,943	162	19,863	315
Equities	–	27	2,261	3,758
Total gross fair value	$ 36,560	$ 3,445	$ 27,154	$ 7,011
Not offset in the statements of net assets available for benefits
Counterparty netting	$ (2,427)	$ (2,427)	$ (4,265)	$ (4,265)
Cash collateral netting	(4,234)	(1,018)	(10,666)	(417)
Total	$ 29,899	$ –	$12,223	$ 2,329

	Notional Amounts as of December

$ in thousands	2021	2020
Interest rates	$2,259,574	$2,175,324
Credit	31,400	48,200
Currencies	3,867	5,277
Commodities	160,917	104,434
Equities	12,800	16,335
Total	$2,468,558	$2,349,570

In the tables above:

•	Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure.

•	Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold, as well as held during the year) by major product type.

	Year Ended December

$ in thousands	2021	2020
Interest rates	$ (1,051)	$ 3,059
Credit	54	(179)
Currencies	(65)	6
Commodities	34,364	(14,623)
Equities	317	(5,827)
Total	$ 33,619	$ (17,564)

Credit Derivatives

The Plan’s investment managers enter into various credit derivative transactions.

The Plan enters into credit default swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer. If a credit event occurs, the seller of protection is required to make a payment to the buyer, calculated according to the terms of the contract.

All of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. These amounts were not material for both December 2021 and December 2020.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	258,648,897	$258,648,897
Total Bank Deposit		$258,648,897
Mutual Funds
DODGE & COX INTERNATIONAL STOCK FUND	1,735,749	$82,083,589
GUGGENHEIM HIGH YIELD FUND	11,260,020	122,846,821
SSGA HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	854,337	103,844,653
VANGUARD FEDERAL MONEY MARKET	670,704,482	670,704,482
VANGUARD HIGH YIELD CORPORATE	10,512,270	62,548,004
VANGUARD INFLATION-PROTECTED SECURITIES FUND	12,243,788	141,905,505
WESTERN ASSET CORE PLUS BOND FUND	14,557,560	173,526,113
Total Mutual Funds		$1,357,459,167
Collective Trusts
BLACKROCK 20+ TREASURY BOND INDEX FUND	1,370,726	$77,449,470
BLACKROCK EQUITY GROWTH INDEX FUND	6,847,575	451,041,536
BLACKROCK EQUITY VALUE INDEX FUND	6,347,558	314,765,264
BLACKROCK LIFEPATH® INDEX 2025 NON-LENDABLE FUND	3,964,996	132,915,389
BLACKROCK LIFEPATH® INDEX 2030 NON-LENDABLE FUND	5,633,117	209,097,926
BLACKROCK LIFEPATH® INDEX 2035 NON-LENDABLE FUND	5,917,932	241,785,394
BLACKROCK LIFEPATH® INDEX 2040 NON-LENDABLE FUND	6,725,941	298,729,288
BLACKROCK LIFEPATH® INDEX 2045 NON-LENDABLE FUND	8,147,720	388,418,090
BLACKROCK LIFEPATH® INDEX 2050 NON-LENDABLE FUND	6,861,758	343,520,874
BLACKROCK LIFEPATH® INDEX 2055 NON-LENDABLE FUND	9,373,120	339,965,875
BLACKROCK LIFEPATH® INDEX 2060 NON-LENDABLE FUND	2,620,185	54,086,382
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	4,329,195	113,008,870
BLACKROCK MSCI EAFE EQUITY INDEX NON-LENDABLE FUND	2,910,364	94,510,289
SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	4,641,319	181,132,126
SSGA REAL ASSET NON-LENDING SERIES FUND	940,474	14,819,987
SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	8,003,426	363,355,545
SSGA S&P 500® INDEX NON-LENDING SERIES FUND	48,508,887	2,122,361,124
SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	5,706,325	327,360,472
SSGA U.S. BOND INDEX NON-LENDING SERIES FUND	3,952,184	47,801,660
T.ROWE PRICE EMERGING MARKETS EQUITY FUND	156,492	101,450,791
Total Collective Trusts		$6,217,576,352
Separately Managed Accounts
Cash and Cash Equivalents
ARS (ARGENTINE PESO)	10,657,454	$103,781
AUD (AUSTRALIAN DOLLARS)	22,105	16,071
BRL (BRAZILIAN REAL)	961	173
CAD (CANADIAN DOLLARS)	141,018	111,640
CHF (SWISS FRANC)	7,468	8,196
CNH (CHINESE R YUAN HK)	9,314,225	1,464,720
DKK (DANISH KRONE)	1,805	276
EUR (EURO)	72,078	81,968
GBP (GREAT BRITISH POUNDS)	55,821	75,606
HKD (HONG KONG DOLLARS)	793	102
ILS (ISRAELI SHEKEL)	596	192
JPY (JAPANESE YEN)	3,249,383	28,217
MXN (MEXICAN PESO)	838	41

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MYR (MALAYSIAN RINGGIT)	23,410	5,619
NGN (NIGERIAN NAIRA)	278,468,410	673,035
NOK (NORWEGIAN KRONE)	2,372	269
NZD (NEW ZEALAND DOLLARS)	21,525	14,737
PHP (PHILIPPINES PESO)	676	13
PLN (POLISH ZLOTY)	4,002	993
RUB (RUSSIAN RUBLE)	248,938	3,319
SGD (SINGAPORE DOLLARS)	13,439	9,969
Total Cash and Cash Equivalents		$2,598,937
Fixed Income Securities
7-ELEVEN INC 144A 0.625% 02/10/23 DD 02/10/21	250,000	$249,070
7-ELEVEN INC 144A 0.800% 02/10/24 DD 02/10/21	250,000	247,187
7-ELEVEN INC 144A 0.950% 02/10/26 DD 02/10/21	125,000	121,105
ABBVIE INC 2.300% 11/21/22 DD 05/21/20	700,000	709,832
ABBVIE INC 2.600% 11/21/24 DD 05/21/20	1,100,000	1,141,673
ABU DHABI GOVERNMENT INTE 144A 2.500% 10/11/22 DD 10/11/17	300,000	304,410
ADOBE INC 1.700% 02/01/23 DD 02/03/20	50,000	50,555
AEP TEXAS INC 2.400% 10/01/22 DD 09/22/17	400,000	404,814
AERCAP IRELAND CAPITAL DAC / A 4.125% 07/03/23 DD 06/12/18	300,000	311,611
AETNA INC 2.800% 06/15/23 DD 06/09/16	325,000	333,024
AFRICAN DEVELOPMENT BANK 5.250% 03/23/22	200,000	147,008
AIB GROUP PLC 144A 4.750% 10/12/23 DD 10/12/18	200,000	211,567
AIG GLOBAL FUNDING 144A 0.450% 12/08/23 DD 12/08/20	350,000	346,637
AIR LEASE CORP 2.750% 01/15/23 DD 11/20/17	500,000	507,649
AIR LEASE CORP 3.500% 01/15/22 DD 09/17/18	475,000	475,418
ALLY FINANCIAL INC 8.000% 11/01/31 DD 12/31/08	100,000	141,701
ALTERNATIVE LOAN TRUST OA17 1A1A VAR RT 12/20/46 DD 09/29/06	78,676	69,488
AMERICAN EXPRESS CREDIT AC 2 A 2.670% 11/15/24 DD 04/29/19	650,000	654,468
AMORTIZING RESIDENTIAL CO 1 A5 VAR RT 10/25/34 DD 09/25/04	166,652	166,281
ANCHORAGE CAPITAL 11A AR 144A VAR RT 07/22/32 DD 07/22/21	250,000	251,017
APIDOS CLO XXVII 27A A1R 144A VAR RT 07/17/30 DD 06/15/21	250,000	249,692
ARMADA EURO CLO II 3A A1R 144A VAR RT 07/15/31	250,000	283,785
ASSURANT CLO LTD 3A AR 144A VAR RT 10/20/31 DD 06/30/21	250,000	249,563
ASTRAZENECA PLC VAR RT 08/17/23 DD 08/17/18	200,000	201,325
AT&T INC 0.900% 03/25/24 DD 03/23/21	500,000	497,830
AT&T INC 3.950% 01/15/25 DD 01/15/16	274,000	292,846
AT&T INC 4.450% 04/01/24 DD 10/01/15	300,000	320,263
AT&T INC VAR RT 12/15/23 DD 06/05/19	325,000	343,909
AT&T INC VAR RT 12/31/49	100,000	113,862
ATHENE GLOBAL FUNDING 144A 1.200% 10/13/23 DD 10/15/20	300,000	300,451
AUSTRALIA GOVERNMENT BOND REGS 1.000% 11/21/31	200,000	136,688
AUSTRALIA GOVERNMENT BOND REGS 1.750% 06/21/51	200,000	126,062
AUSTRALIA GOVERNMENT BOND REGS 2.500% 05/21/30	400,000	310,716
AVANGRID INC 3.200% 04/15/25 DD 04/09/20	275,000	289,115
AVOLON HOLDINGS FUNDING 144A 2.528% 11/18/27 DD 08/18/21	360,000	349,957
AVOLON HOLDINGS FUNDING 144A 2.875% 02/15/25 DD 01/14/20	350,000	357,665
AVOLON HOLDINGS FUNDING 144A 3.625% 05/01/22 DD 04/16/19	525,000	528,382
AVON FINANCE NO 2 PL 2A A 144A VAR RT 09/20/48	165,603	224,510
BANC OF AMERICA MORTGAGE F 3A1 VAR RT 07/25/35 DD 06/01/05	10,451	9,428
BANC OF AMERICA MORTGAGE H 2A5 VAR RT 09/25/35 DD 08/01/05	35,872	35,360
BANCA CARIGE SPA REGS VAR RT 05/25/22	300,000	341,743
BANCA MONTE DEI PASCHI DI REGS 0.875% 10/08/27	100,000	116,857
BANCA MONTE DEI PASCHI DI REGS 2.625% 04/28/25	100,000	113,584

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BANCO DE CREDITO DEL PERU 144A 4.650% 09/17/24 DD 09/17/19	300,000	73,595
BANCO SANTANDER SA 2.706% 06/27/24 DD 06/27/19	800,000	828,463
BANK OF AMERICA CORP VAR RT 05/28/24 DD 05/28/21	530,000	530,003
BANK OF AMERICA CORP VAR RT 09/25/25 DD 09/25/20	425,000	419,930
BANK OF AMERICA CORP VAR RT 12/20/23 DD 12/20/17	2,125,000	2,169,051
BANK OF AMERICA CORP VAR RT 12/31/49 DD 03/15/18	100,000	111,250
BANK OF AMERICA NA VAR RT 01/25/23 DD 01/25/19	425,000	425,624
BANK OF THE WEST 1 A3 144A 2.430% 04/15/24 DD 06/26/19	125,387	126,148
BANQUE FEDERATIVE DU CRED 144A 2.125% 11/21/22 DD 11/21/19	625,000	633,680
BARCLAYS BANK PLC 1.700% 05/12/22 DD 05/12/20	300,000	301,018
BARCLAYS BANK PLC 7.625% 11/21/22 DD 11/21/12	300,000	316,505
BARCLAYS PLC REGS VAR RT 10/06/23	300,000	410,354
BARCLAYS PLC REGS VAR RT 12/31/49	200,000	283,080
BARCLAYS PLC VAR RT 02/15/23 DD 11/15/18	200,000	200,857
BARCLAYS PLC VAR RT 12/31/49 DD 08/14/18	200,000	214,624
BAXTER INTERNATIONAL INC 144A 0.868% 12/01/23 DD 12/01/21	650,000	647,449
BAYVIEW MSR OPPORTUN 5 A1 144A VAR RT 11/25/51 DD 10/01/21	195,555	199,565
BEAR STEARNS ALT-A TRUST 6 31A1 VAR RT 11/25/36 DD 09/01/06	127,109	92,517
BEAR STEARNS ARM TRUST 2 4 3A1 VAR RT 08/25/35 DD 06/01/05	9,399	9,348
BEAR STEARNS STRUCTURED R6 1A1 VAR RT 01/26/36 DD 08/01/07	32,172	27,059
BELL TELEPHONE CO OF CANADA OR 0.750% 03/17/24 DD 03/17/21	1,125,000	1,113,597
BERKSHIRE HATHAWAY ENERGY CO 4.050% 04/15/25 DD 10/15/20	250,000	270,587
BNP PARIBAS SA 144A VAR RT 06/09/26 DD 06/09/20	200,000	201,948
BONOS DEL TESORO NACIONAL EN P VAR RT 04/03/22	2,350,000	22,712
BPCE SA 144A 4.000% 09/12/23 DD 09/12/18	400,000	418,868
BRISTOL-MYERS SQUIBB CO 2.600% 05/16/22 DD 05/16/20	400,000	403,316
BROADCOM CORP / BROADCOM CAYMAN 3.625% 01/15/24 DD 01/15/18	350,000	366,106
BROADCOM INC 144A 3.137% 11/15/35 DD 09/30/21	302,000	304,261
BROADCOM INC 3.625% 10/15/24 DD 04/15/20	675,000	714,111
BX COMMERCIAL MORTGAGE 21M A 144A VAR RT 10/15/36 DD 11/08/21	600,000	595,827
BX TRUST 2021-BXMF BXMF A 144A VAR RT 10/15/26 DD 11/08/21	400,000	396,581
CAMPBELL SOUP CO 3.650% 03/15/23 DD 03/16/18	29,000	29,897
CANADIAN GOVERNMENT REAL RETURN 1.500% 12/01/44 DD 05/31/10	6	6
CANADIAN IMPERIAL BANK OF COMM 0.950% 06/23/23 DD 06/23/20	425,000	425,557
CANADIAN NATURAL RESOURCES LTD 2.050% 07/15/25 DD 06/24/20	300,000	303,000
CAPITAL ONE FINANCIAL CORP 2.600% 05/11/23 DD 05/11/20	300,000	306,494
CAPITAL ONE MULTI-ASSET A2 A2 1.720% 08/15/24 DD 09/05/19	804,000	810,630
CAPITAL ONE NA 2.650% 08/08/22 DD 08/08/17	625,000	632,123
CARGILL INC 144A 1.375% 07/23/23 DD 04/23/20	175,000	176,388
CELANESE US HOLDINGS LLC 3.500% 05/08/24 DD 05/08/19	75,000	78,349
CENTRAL JAPAN RAILWAY CO REGS 2.800% 02/23/22	200,000	199,720
CENTRAL JAPAN RAILWAY CO REGS 3.400% 09/06/23	400,000	414,674
CHARTER COMMUNICATIONS OPERATION 4.464% 07/23/22 DD 07/23/16	575,000	583,486
CHARTER COMMUNICATIONS OPERATION 4.908% 07/23/25 DD 07/23/16	875,000	962,943
CHARTER COMMUNICATIONS OPERATION 6.384% 10/23/35 DD 10/23/16	300,000	387,150
CHASE MORTGAGE FINANCE A1 1A1 VAR RT 02/25/37 DD 02/01/07	30,402	31,005
CHL MORTGAGE PASS-THROUGH 7 1A1 VAR RT 03/25/35 DD 01/27/05	27,396	26,564
CHUBB INA HOLDINGS INC 2.875% 11/03/22 DD 11/03/15	250,000	253,852
CIFC FUNDING 2017- 4A A1R 144A VAR RT 10/24/30 DD 06/17/21	250,000	249,721
CITIBANK CREDIT CARD ISS A7 A7 VAR RT 08/08/24 DD 08/08/17	850,000	851,464
CITIGROUP COMMERCIAL M GC25 A4 3.635% 10/10/47 DD 10/01/14	400,000	420,599
CITIGROUP INC 2.700% 10/27/22 DD 10/27/17	1,975,000	2,006,106
CITIGROUP INC 3.875% 10/25/23 DD 10/25/13	700,000	737,830
CITIGROUP INC VAR RT 05/01/25 DD 05/04/21	500,000	496,149

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CITIGROUP INC VAR RT 05/15/24 DD 05/14/20	225,000	227,514
CITIGROUP INC VAR RT 10/30/24 DD 10/30/20	375,000	372,624
CITIGROUP INC VAR RT 11/03/25 DD 11/03/21	375,000	374,075
CITIGROUP MORTGAGE INV2 A3A 144A VAR RT 05/25/51 DD 08/01/21	96,751	96,734
CITIGROUP MORTGAGE INV3 A11 144A VAR RT 05/25/51 DD 09/25/21	191,579	191,056
CITIZENS BANK NA/PROVIDENCE RI 2.250% 04/28/25 DD 04/30/20	425,000	435,085
CITIZENS BANK NA/PROVIDENCE RI 3.250% 02/14/22 DD 02/14/19	425,000	425,347
CLECO POWER LLC 144A VAR RT 06/15/23 DD 09/10/21	100,000	99,923
COLT 2020-1R MORTGA 1R A1 144A VAR RT 09/25/65 DD 09/01/20	106,711	105,891
COMCAST CABLE COMMUNICATIONS 9.455% 11/15/22 DD 11/18/02	245,000	263,911
CONSTELLATION BRANDS INC 3.200% 02/15/23 DD 02/07/18	225,000	229,856
COOPERATIEVE RABOBANK UA/NY 0.375% 01/12/24 DD 01/12/21	425,000	419,487
CREDIT SUISSE AG REGS 6.500% 08/08/23	200,000	215,250
CREDIT SUISSE AG/NEW YORK NY 0.520% 08/09/23 DD 08/09/21	475,000	471,670
CREDIT SUISSE AG/NEW YORK NY 2.800% 04/08/22 DD 04/09/20	350,000	352,121
CREDIT SUISSE GROUP AG 144A VAR RT 12/31/49 DD 12/11/13	200,000	216,000
CREDIT SUISSE GROUP AG 3.800% 06/09/23 DD 06/10/16	1,300,000	1,346,981
CSFB MORTGAGE-BACKED AR6 9A2 VAR RT 10/25/34 DD 06/29/04	109	108
CSMC 2021-RPL2TR RPL2 A1A 144A VAR RT 01/25/60 DD 01/01/21	160,885	156,715
DANSKE BANK A/S 144A 1.226% 06/22/24 DD 06/22/20	425,000	424,445
DELL INTERNATIONAL LLC / EMC 5.450% 06/15/23 DD 06/15/21	205,000	216,270
DELL INTERNATIONAL LLC / EMC 6.020% 06/15/26 DD 06/15/21	200,000	231,285
DEUTSCHE BANK AG REGS 2.625% 02/12/26	200,000	245,863
DEUTSCHE BANK AG REGS 2.625% 12/16/24	200,000	276,300
DEUTSCHE BANK AG/NEW YORK NY 0.898% 05/28/24 DD 05/28/21	325,000	322,223
DEUTSCHE BANK AG/NEW YORK NY 3.300% 11/16/22 DD 11/16/17	200,000	204,147
DEUTSCHE BANK AG/NEW YORK NY VAR RT 01/14/32 DD 01/14/21	200,000	204,679
DEUTSCHE BANK AG/NEW YORK NY VAR RT 09/18/31 DD 09/18/20	150,000	158,032
DEUTSCHE BANK AG/NEW YORK NY VAR RT 11/26/25 DD 11/26/19	150,000	158,427
DH EUROPE FINANCE II SARL 2.050% 11/15/22 DD 11/07/19	350,000	354,492
DOMINION ENERGY INC 144A 2.450% 01/15/23 DD 08/09/19	400,000	406,650
DOMINION ENERGY INC STEP 08/15/24 DD 05/15/19	125,000	129,413
DRYDEN 27 R EURO C 27A AR 144A VAR RT 04/15/33	250,000	283,645
DTE ENERGY CO 0.550% 11/01/22 DD 10/07/20	425,000	424,284
DTE ENERGY CO 1.050% 06/01/25 DD 08/06/20	225,000	220,543
DUKE ENERGY CAROLINAS LLC 3.350% 05/15/22 DD 11/08/18	350,000	353,724
EASTERN ENERGY GAS HOLDINGS LL 3.550% 11/01/23 DD 05/01/14	250,000	259,972
ECMC GROUP STUDENT L 2A A 144A VAR RT 09/25/68 DD 10/10/18	568,321	572,095
ELP COMMERCIAL MORTGAGE ELP A 144A VAR RT 11/15/38 DD 11/17/21	400,000	397,634
EMERA US FINANCE LP 0.833% 06/15/24 DD 06/04/21	275,000	269,930
ENBRIDGE INC 2.900% 07/15/22 DD 07/07/17	290,000	292,863
ENBRIDGE INC VAR RT 02/17/23 DD 02/19/21	175,000	175,000
ENBRIDGE INC VAR RT 02/18/22 DD 02/20/20	200,000	200,063
ENERGY TRANSFER LP 4.250% 03/15/23 DD 03/15/19	200,000	205,530
ENTERGY LOUISIANA LLC 0.620% 11/17/23 DD 11/24/20	275,000	272,804
EQUITABLE FINANCIAL LIFE 144A 1.400% 07/07/2025 DD 07/07/20	250,000	247,815
EUROPEAN INVESTMENT BANK REGS 0.500% 07/21/23	200,000	144,482
EUROPEAN INVESTMENT BANK REGS 0.500% 08/10/23	200,000	144,349
EUROSAIL-UK 2007-3 3X A3A REGS VAR RT 06/13/45	98,796	133,586
EXTENDED STAY AMERICA 144A VAR RT 07/15/38 DD 07/08/21	397,930	398,454
FAIRFAX FINANCIAL HOLDING 2.750% 29-MAR-28 144A	100,000	123,261
FEDERAL NATL MTG ASSN 2.125% 04/24/26 DD 04/26/16	100,000	103,726
FHLMC POOL #G0-8788 3.500% 11/01/47 DD 10/01/17	227,234	241,079
FHLMC POOL #SD-8166 2.000% 08/01/51 DD 08/01/21	392,454	391,793

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FHLMC MULTICLASS MTG 3179 FP VAR RT 07/15/36 DD 07/15/06	5,060	5,105
FHLMC MULTICLASS MTG 4579 FD VAR RT 01/15/38 DD 05/01/16	45,436	45,521
FHLMC MULTICLASS MTG 4579 SD VAR RT 01/15/38 DD 05/01/16	45,436	2,695
FHLMC MULTICLASS MTG 4594 PA 3.000% 11/15/44 DD 06/01/16	204,322	210,844
FHLMC MULTICLASS MTG 4604 HA 2.500% 05/15/45 DD 08/01/16	187,214	193,123
FHLMC MULTICLASS MTG 4709 EA 3.000% 01/15/46 DD 08/01/17	256,309	264,565
FHLMC MULTICLASS MTG 4718 DA 3.000% 02/15/47 DD 09/01/17	178,763	184,459
FHLMC MULTICLASS MTG 4839 A 4.000% 04/15/51 DD 10/01/18	3,798,434	4,072,672
FHLMC MULTICLASS MTG 4874 AT 3.000% 09/15/48 DD 03/01/19	197,768	204,502
FHLMC MULTICLASS STRIP 278 F1 VAR RT 09/15/42 DD 09/15/12	62,832	62,807
FIFTH THIRD BANCORP 1.625% 05/05/23 DD 05/05/20	125,000	126,222
FIFTH THIRD BANK NA 1.800% 01/30/23 DD 01/31/20	450,000	454,591
FINSBURY SQUARE 2020 1A A 144A VAR RT 03/16/70	319,591	433,539
FINSBURY SQUARE 2020 2A A 144A VAR RT 06/16/70	398,023	542,446
FINSBURY SQUARE 2020 2X A REGS VAR RT 06/16/70	159,209	216,978
FIRSTENERGY CORP 2.050% 03/01/25 DD 02/20/20	175,000	173,688
FISERV INC 2.750% 07/01/24 DD 06/24/19	375,000	387,944
FISERV INC 3.800% 10/01/23 DD 09/25/18	150,000	156,816
FLORIDA POWER & LIGHT CO 2.850% 04/01/25 DD 03/27/20	175,000	182,812
FNMA POOL #0555678 5.000% 08/01/33 DD 07/01/03	430,482	484,936
FNMA POOL #0735676 5.000% 07/01/35 DD 06/01/05	141,258	159,493
FNMA POOL #0AB0130 5.000% 05/01/38 DD 05/01/09	41,120	46,499
FNMA POOL #0AB2503 4.500% 03/01/31 DD 02/01/11	3,456	3,737
FNMA POOL #0AL1674 VAR RT 05/01/42 DD 05/01/12	38,256	40,090
FNMA POOL #0AL5548 VAR RT 05/01/38 DD 07/01/14	44,374	46,508
FNMA POOL #0BF0334 3.500% 01/01/59 DD 08/01/19	255,487	276,513
FNMA POOL #0BJ8703 3.500% 05/01/49 DD 08/01/19	44,423	47,706
FNMA POOL #0BM2007 4.000% 09/01/48 DD 08/01/18	186,558	198,686
FNMA POOL #0BN5342 4.000% 03/01/49 DD 03/01/19	257,355	273,755
FNMA POOL #0CA4346 3.000% 10/01/49 DD 09/01/19	154,179	163,372
FNMA POOL #0FM1796 3.500% 10/01/34 DD 10/01/19	36,084	38,132
FNMA POOL #0FM3243 3.500% 06/01/50 DD 05/01/20	81,572	86,679
FNMA POOL #0MA0634 4.500% 01/01/31 DD 12/01/10	3,170	3,426
FNMA GTD REMIC P/T 06-30 KF VAR RT 05/25/36 DD 04/25/06	17,375	17,546
FNMA GTD REMIC P/T 15-92 PA 2.500% 12/25/41 DD 11/01/15	68,695	70,344
FNMA GTD REMIC P/T 18-27 WF VAR RT 05/25/58 DD 04/01/18	728,979	725,976
FORD MOTOR CREDIT CO LLC 4.535% 03/06/25	200,000	285,817
FORD MOTOR CREDIT CO LLC 5.584% 03/18/24 DD 03/18/19	200,000	215,500
FOX CORP 3.666% 01/25/22 DD 01/25/20	750,000	751,480
FRENCH REPUBLIC GOVERNMENT 144A 0.500% 05/25/72	100,000	87,985
FRENCH REPUBLIC GOVERNMENT 144A 2.000% 05/25/48	900,000	1,316,097
FRENCH REPUBLIC GOVERNMENT REGS 0.750% 05/25/52	650,000	706,785
FRENCH REPUBLIC GOVERNMENT REGS 3.250% 05/25/45	400,000	702,084
FWD SECURITIZATION INV1 A1 144A VAR RT 01/25/50 DD 01/01/20	88,436	88,881
GENERAL MOTORS FINANCIAL CO 1.050% 03/08/24 DD 04/09/21	350,000	348,238
GENERAL MOTORS FINANCIAL CO 1.200% 10/15/24 DD 10/15/21	375,000	372,324
GLENCORE FUNDING LLC 144A 1.625% 09/01/25 DD 09/01/20	325,000	321,811
GLENCORE FUNDING LLC 144A 3.000% 10/27/22 DD 10/27/17	175,000	177,702
GMF FLOORPLAN OWNER R 2 A 144A 0.690% 10/15/25 DD 10/27/20	400,000	397,178
GNMA GTD REMIC P/T 16-H20 FG VAR RT 08/20/66 DD 09/20/16	36,079	36,251
GNMA GTD REMIC P/T 16-H24 F VAR RT 11/20/66 DD 11/20/16	269,476	273,422
GNMA GTD REMIC P/T 17-121 PE 3.000% 07/20/46 DD 08/01/17	9,401	9,534
GNMA GTD REMIC P/T 18-H15 FG VAR RT 08/20/68 DD 09/20/18	59,035	58,058
GNMA II POOL #0MA1376 4.000% 10/20/43 DD 10/01/13	302,134	326,856

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
GNMA II POOL #0MA5332 5.000% 07/20/48 DD 07/01/18	755,956	809,637
GNMA II POOL #0MA5530 5.000% 10/20/48 DD 10/01/18	395,884	423,265
GNMA II POOL #0MA5596 4.500% 11/20/48 DD 11/01/18	31,000	32,800
GNMA II POOL #0MA5711 4.500% 01/20/49 DD 01/01/19	17,200	18,192
GNMA II POOL #0MA5764 4.500% 02/20/49 DD 02/01/19	69,188	73,109
GNMA II POOL #0MA5818 4.500% 03/20/49 DD 03/01/19	94,877	100,347
GNMA II POOL #0MA5819 5.000% 03/20/49 DD 03/01/19	33,799	36,069
GNMA II POOL #0MA5877 4.500% 04/20/49 DD 04/01/19	136,588	144,321
GNMA II POOL #0MA5987 4.500% 06/20/49 DD 06/01/19	47,529	50,277
GNMA II POOL #0MA5988 5.000% 06/20/49 DD 06/01/19	1,173,443	1,254,198
GOLDEN ST TOBACCO SECURITIZATION 1.237% 06/01/22 DD 12/15/21	100,000	100,000
GOLDENTREE LOAN MANA 6A A 144A VAR RT 01/20/33 DD 12/19/19	300,000	299,776
GOVERNMENT OF CANADA 1.500% 01-DEC-44 REAL RTN BD	124,447	135,478
GOVERNMENT OF CANADA 2.000% 01-DEC-51 SER H722	100,000	85,217
GREAT-WEST LIFECO US 144A 0.904% 08/12/25 DD 08/12/20	150,000	145,793
HCA INC 4.750% 05/01/23 DD 10/23/12	100,000	104,745
HEWLETT PACKARD ENTERPRISE CO 2.250% 04/01/23 DD 09/13/19	475,000	482,250
HEWLETT PACKARD ENTERPRISE CO 4.450% 10/02/23 DD 04/09/20	500,000	527,653
HSBC HOLDINGS PLC REGS VAR RT 12/31/49	200,000	249,036
HSBC HOLDINGS PLC VAR RT 04/18/26 DD 08/18/20	825,000	818,505
HSBC HOLDINGS PLC VAR RT 05/24/25 DD 05/24/21	300,000	296,429
HSBC HOLDINGS PLC VAR RT 06/04/31 DD 06/04/20	200,000	202,518
HSBC HOLDINGS PLC VAR RT 12/31/49 DD 03/23/18	400,000	440,592
HSBC HOLDINGS PLC VAR RT 07/22/28	100,000	141,405
HUNTINGTON NATIONAL BANK/THE 1.800% 02/03/23 DD 02/04/20	425,000	429,291
HUNTINGTON NATIONAL BANK/THE 3.125% 04/01/22 DD 02/26/19	525,000	527,149
HYUNDAI AUTO LEASE S B A3 144A 0.330% 06/17/24 DD 06/16/21	250,000	248,435
HYUNDAI CAPITAL AMERICA 144A 1.000% 09/17/24 DD 09/17/21	475,000	466,891
IHO VERWALTUNGS GMBH REGS 3.625% 05/15/25	200,000	230,283
IHS MARKIT LTD 144A 5.000% 11/01/22 DD 07/28/16	750,000	771,375
IMPERIAL BRANDS FINANCE P 144A 3.750% 07/21/22 DD 07/21/15	200,000	202,209
INDYMAC INDX MORTGAGE AR15 A2 VAR RT 09/25/35 DD 07/01/05	51,991	48,869
ING GROEP NV 4.100% 10/02/23 DD 10/02/18	650,000	684,265
INTERNATIONAL BANK FOR RECONSTRUCTION 0.500% 10/28/25 DD 10/28/20	2,590,000	2,524,264
INTERNATIONAL FLAVORS 144A 0.697% 09/15/22 DD 09/16/20	275,000	275,013
INTUIT INC 0.650% 07/15/23 DD 06/29/20	150,000	149,545
INTUIT INC 0.950% 07/15/25 DD 06/29/20	175,000	172,561
ISRAEL GOVERNMENT BOND - FIXED 5.500% 01/31/22	2,600,000	881,230
ITALY BUONI POLIENNALI DE 144A 1.850% 07/01/25	900,000	1,082,213
ITALY BUONI POLIENNALI DE 144A 2.800% 03/01/67	100,000	128,447
ITALY BUONI POLIENNALI DE 144A 3.100% 03/01/40	400,000	556,471
ITALY BUONI POLIENNALI DE REGS 0.000% 04/01/26	300,000	335,898
ITALY BUONI POLIENNALI DE REGS 0.350% 02/01/25	300,000	343,687
JAPAN FINANCE ORGANIZATION 144A 3.375% 09/27/23 DD 09/27/18	400,000	416,955
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 06/20/31	210,000,000	1,831,380
JAPAN GOVERNMENT TEN YEAR BOND 0.100% 09/20/31	308,300,000	2,684,436
JAPAN GOVERNMENT THIRTY YEAR BOND 0.500% 03/20/49	195,000,000	1,627,904
JAPAN GOVERNMENT THIRTY YEAR BOND 0.500% 09/20/46	82,000,000	698,576
JAPAN GOVERNMENT THIRTY YEAR BOND 0.700% 06/20/51	14,000,000	121,935
JAPAN GOVERNMENT THIRTY YEAR BOND 0.700% 12/20/48	102,000,000	897,384
JAPAN GOVERNMENT TWENTY YEAR BOND 1.500% 06/20/34	350,000,000	3,523,221
JAPAN TREASURY DISCOUNT BILL 0.000% 01/17/22	100,000,000	868,674
JAPANESE GOVERNMENT CPI LINKED 0.100% 03/10/28	81,091,200	728,134
JDE PEET’S NV 144A 0.800% 09/24/24 DD 09/24/21	525,000	514,528

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
JP MORGAN CHASE CO FL12 A 144A VAR RT 12/15/31 DD 09/30/19	212,971	211,051
JP MORGAN CHASE COMMERCIAL C13 A4 VAR RT 01/15/46 DD 07/01/13	328,435	339,359
JP MORGAN MORTGAGE TRUST A3 7A1 VAR RT 04/25/35 DD 04/01/06	9,679	9,857
JPMORGAN CHASE & CO VAR RT 02/16/25 DD 02/16/21	375,000	369,632
JPMORGAN CHASE & CO VAR RT 04/01/23 DD 03/22/19	1,250,000	1,257,466
JPMORGAN CHASE & CO VAR RT 06/01/24 DD 05/27/20	425,000	428,263
JPMORGAN CHASE & CO VAR RT 06/01/25 DD 06/01/21	775,000	766,098
JPMORGAN CHASE & CO VAR RT 09/16/24 DD 09/16/20	625,000	622,129
JYSKE REALKREDIT A/S 1.000% 10/01/50	3,061,417	440,472
JYSKE REALKREDIT A/S 1.500% 10/01/50	1	–
JYSKE REALKREDIT A/S REGS 1.000% 10/01/50	2,761,508	407,455
KEYBANK NA/CLEVELAND OH 2.400% 06/09/22 DD 06/09/17	450,000	453,957
KOMATSU FINANCE AMERICA I REGS 2.437% 09/11/22	200,000	202,028
KSA SUKUK LTD 144A 2.894% 04/20/22 DD 04/20/17	200,000	201,402
KSA SUKUK LTD 144A 4.303% 01/19/29 DD 09/19/18	800,000	910,504
KUWAIT INTERNATIONAL REGS 3.500% 03/20/27	600,000	653,346
LCM 30 LTD 30A AR 144A VAR RT 04/20/31 DD 06/09/21	250,000	249,929
LITHUANIA GOVERNMENT BOND 1.100% 04/26/27	100,000	119,808
LITHUANIA GOVERNMENT REGS 6.625% 02/01/22	300,000	301,353
LLOYDS BANKING GROUP PLC 4.582% 12/10/25 DD 06/10/16	400,000	436,539
LLOYDS BANKING GROUP PLC REGS 2.250% 10/16/24	200,000	275,912
LLOYDS BANKING GROUP PLC REGS VAR RT 04/01/26	200,000	251,107
LLOYDS BANKING GROUP PLC VAR RT 05/11/24 DD 03/11/21	450,000	448,252
LONG BEACH MORTGAGE LOAN 1 M4 VAR RT 02/25/35 DD 01/06/05	188,247	188,568
LUDGATE FUNDING PL W1X A1 REGS VAR RT 01/01/61	189,465	252,456
LUDGATE FUNDING PLC 1 A2B REGS VAR RT 01/01/61	200,083	219,399
M360 2021-CRE3 LTD CRE3 A 144A VAR RT 11/22/38 DD 10/08/21	200,000	199,857
MALAYSIA GOVERNMENT BOND 3.757% 05/22/40	300,000	68,707
MALAYSIA GOVERNMENT BOND 3.828% 07/05/34	500,000	119,405
MALAYSIA GOVERNMENT BOND 4.232% 06/30/31	100,000	25,116
MALAYSIA GOVERNMENT BOND 4.254% 05/31/35	700,000	173,652
MALAYSIA GOVERNMENT INVESTMENT 4.119% 11/30/34	100,000	24,434
MALAYSIA GOVERNMENT INVESTMENT 4.369% 10/31/28	1,800,000	456,000
MALAYSIA GOVERNMENT INVESTMENT 4.724% 06/15/33	200,000	52,175
MAN GLG EURO CLO I 2A A1R 144A VAR RT 01/15/30	201,485	229,491
MARATHON CLO IX L 9A A1AR 144A VAR RT 04/15/29 DD 02/17/21	250,586	250,905
MARBLE POINT CLO X 1A AR 144A VAR RT 10/15/30 DD 04/15/21	300,000	300,000
MARSH & MCLENNAN COS INC 3.500% 06/03/24 DD 05/30/14	450,000	474,525
MASSACHUSETTS EDUCATIONAL 1 A1 VAR RT 04/25/38 DD 07/02/08	193,257	193,180
MASTER CREDIT CARD 1A A 144A 0.530% 11/21/25 DD 06/15/21	675,000	665,548
MERCEDES-BENZ AUTO LEASE B A3 0.400% 11/15/24 DD 06/29/21	500,000	496,229
MERRILL LYNCH MORTGAGE I A10 A VAR RT 02/25/36 DD 12/22/05	8,565	8,510
MERRILL LYNCH MORTGAGE I A2 A2 VAR RT 02/25/35 DD 02/01/05	13,199	13,386
MERRILL LYNCH MORTGAGE IN E A1 VAR RT 11/25/29 DD 09/23/04	73,154	69,860
METROPOLITAN LIFE GLOBAL 144A 0.550% 06/07/24 DD 06/08/21	425,000	418,532
METROPOLITAN LIFE GLOBAL 144A 0.900% 06/08/23 DD 06/08/20	275,000	275,776
METROPOLITAN LIFE GLOBAL 144A 1.950% 01/13/23 DD 01/13/20	450,000	455,799
METROPOLITAN LIFE GLOBAL 144A 3.375% 01/11/22 DD 01/11/19	350,000	350,208
MF1 2021-FL7 LTD FL7 A 144A VAR RT 10/16/36 DD 09/24/21	200,000	199,375
MFA 2020-NQM2 TRU NQM2 A1 144A VAR RT 04/25/65 DD 10/01/20	223,987	223,077
MIDOCEAN CREDIT CL 8A A1R 144A VAR RT 02/20/31 DD 04/06/21	200,000	199,825
MIDWEST CONNECTOR CAPITAL 144A 3.625% 04/01/22 DD 03/11/19	200,000	200,359
MILL CITY MORTGAGE NMR1 A1 144A VAR RT 11/25/60 DD 01/01/21	140,775	139,814
MITSUBISHI UFJ FINANCIAL GROUP 2.193% 02/25/25 DD 02/25/20	200,000	204,041

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MITSUBISHI UFJ FINANCIAL GROUP 2.623% 07/18/22 DD 07/18/19	350,000	353,984
MITSUBISHI UFJ FINANCIAL GROUP 3.218% 03/07/22 DD 03/07/19	1,025,000	1,030,109
MITSUBISHI UFJ FINANCIAL GROUP 3.455% 03/02/23 DD 03/02/18	200,000	205,976
MITSUBISHI UFJ FINANCIAL GROUP VAR RT 10/11/25 DD 10/13/21	500,000	492,992
MONDELEZ INTERNATIONAL 144A 0.750% 09/24/24 DD 09/24/21	500,000	491,717
MONDELEZ INTERNATIONAL 144A 2.125% 09/19/22 DD 09/19/19	250,000	252,622
MONDELEZ INTERNATIONAL INC 1.500% 05/04/25 DD 05/04/20	225,000	225,302
MORGAN STANLEY 3.125% 01/23/23 DD 01/23/18	2,550,000	2,614,740
MORGAN STANLEY BANK C8 XA VAR RT 12/15/48 DD 02/01/13	1,195,101	8,264
MORGAN STANLEY CAPITAL I L2 A4 4.071% 03/15/52 DD 03/01/19	200,000	224,118
MORGAN STANLEY MORTGAGE 11AR 1A1 VAR RT 01/25/35 DD 12/29/04	76,740	77,170
MORGAN STANLEY MORTGAGE 6XS 2A6S VAR RT 02/25/47 DD 03/01/07	96,318	50,836
MORGAN STANLEY VAR RT 01/22/25 DD 07/20/21	675,000	668,245
MORGAN STANLEY VAR RT 10/21/25 DD 10/19/21	500,000	496,160
MORGAN STANLEY VAR RT 10/21/25 DD 10/21/20	250,000	246,499
MORGAN STANLEY VAR RT 11/10/23 DD 11/13/20	425,000	424,432
MORGAN STANLEY VAR RT 03-FEB-2023 MTN	600,000	475,140
MP CLO VII LTD 1A AR3 144A VAR RT 10/18/28 DD 06/22/21	247,131	247,439
MPLX LP 1.750% 03/01/26 DD 08/18/20	575,000	569,514
MPLX LP 3.500% 12/01/22 DD 12/01/19	425,000	434,002
MUFG UNION BANK NA 2.100% 12/09/22 DD 12/09/19	325,000	329,156
MUFG UNION BANK NA 3.150% 04/01/22 DD 03/07/19	450,000	451,948
NATIONWIDE BUILDING SOCIETY 144A 2.000% 01/27/23 DD 01/27/20	475,000	481,148
NATIONWIDE BUILDING SOCIETY 144A 4.000% 09/14/26 DD 09/14/16	250,000	268,545
NATIONWIDE BUILDING SOCIETY 144A VAR RT 03/08/24 DD 03/08/18	200,000	206,014
NATIONWIDE BUILDING SOCIETY 144A VAR RT 04/26/23 DD 04/26/19	425,000	428,466
NATWEST GROUP PLC VAR RT 05/15/23 DD 05/15/17	400,000	402,600
NATWEST GROUP PLC VAR RT 05/18/29 DD 05/18/18	200,000	228,921
NATWEST GROUP PLC VAR RT 05/22/24 DD 05/22/20	225,000	228,655
NATWEST MARKETS PLC 144A 0.800% 08/12/24 DD 05/12/21	325,000	319,694
NATWEST MARKETS PLC 144A 2.375% 05/21/23 DD 05/21/20	350,000	356,666
NATWEST MARKETS PLC 144A 3.625% 09/29/22 DD 03/29/19	650,000	664,504
NAVIENT STUDENT LOAN 4A A2 144A VAR RT 09/27/66 DD 07/27/17	178,878	179,062
NEW YORK LIFE GLOBAL FUND 144A 1.100% 05/05/23 DD 05/07/20	150,000	150,667
NEWGATE FUNDING PL 3X A3A REGS VAR RT 12/01/50	206,380	269,996
NORDEA KREDIT REALKREDITA REGS 1.500% 10/01/50	1	–
NORDEA KREDIT REALKREDITA REGS 2.000% 10/01/50	1	–
NORDEA KREDIT REALKREDITAKTIES 1.000% 10/01/50	4,702,291	677,277
NORDEA KREDIT REALKREDITAKTIES 1.500% 10/01/50	1	–
NORDEA KREDIT REALKREDITAKTIES 2.000% 10/01/47	2	–
NORDEA KREDIT REALKREDITAKTIES 2.500% 10/01/37	1	–
NORDEA KREDIT REALKREDITAKTIES 2.500% 10/01/47 DD 07/01/14	1	–
NORTHERN TERRITORY TREASURY REGS 2.000% 04/21/31	200,000	143,110
NRG ENERGY INC 144A 3.750% 06/15/24 DD 05/28/19	400,000	417,433
NYKREDIT REALKREDIT AS 1.500% 10/01/37	1	–
NYKREDIT REALKREDIT AS 2.500% 10/01/36	1	–
NYKREDIT REALKREDIT AS REGS 1.000% 10/01/50	12,530,047	1,818,718
NYKREDIT REALKREDIT AS REGS 1.500% 10/01/50	2	–
NYKREDIT REALKREDIT AS REGS 1.500% 10/01/53	200,000	29,993
NYKREDIT REALKREDIT AS REGS 2.500% 10/01/47	1	–
OAKTREE CLO 2019-1 1A A1R 144A VAR RT 04/22/30 DD 09/20/21	250,000	250,024
OBX 2021-INV2 TRUST INV2 A11 144A VAR RT 10/25/51 DD 10/25/21	197,250	196,867
OBX 2021-INV2 TRUST INV2 A3 144A VAR RT 10/25/51 DD 10/01/21	197,250	197,353
OGE ENERGY CORP 0.703% 05/26/23 DD 05/27/21	248,000	246,877

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
OPTION ONE MORTGAGE LOAN 2 M1 VAR RT 05/25/35 DD 05/05/05	54,182	54,195
ORACLE CORP 2.300% 03/25/28 DD 03/24/21	200,000	199,517
ORACLE CORP 2.875% 03/25/31 DD 03/24/21	100,000	100,747
ORACLE CORP 3.950% 03/25/51 DD 03/24/21	100,000	104,196
PACCAR FINANCIAL CORP 2.650% 04/06/23 DD 04/07/20	175,000	179,127
PACIFIC GAS AND ELECTRIC CO 4.250% 03/15/46 DD 11/05/15	100,000	100,092
PACIFIC LIFE GLOBAL FUNDING 144A 0.500% 09/23/23 DD 09/23/20	325,000	322,864
PALMER SQUARE LOAN 3A A1 144A VAR RT 07/20/29 DD 07/29/21	200,000	199,854
PARAGON MORTGAGES 12A A2C 144A VAR RT 11/15/38 DD 07/20/06	90,551	87,465
PAYPAL HOLDINGS INC 2.200% 09/26/22 DD 09/26/19	625,000	633,824
PENNSYLVANIA HIGHER EDUCATION 1 A3 VAR RT 10/25/35 DD 08/10/06	474,572	464,154
PERUVIAN GOVERNMENT INTER 144A 5.940% 02/12/29	300,000	76,915
PERUVIAN GOVERNMENT INTER 144A 6.350% 08/12/28 DD 10/07/16	700,000	184,667
PERUVIAN GOVERNMENT INTER 144A 6.950% 08/12/31	600,000	161,102
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29	300,000	76,915
PERUVIAN GOVERNMENT INTER REGS 5.940% 02/12/29 DD 12/06/18	1,400,000	359,963
PETRONAS CAPITAL LTD 144A 2.480% 01/28/32 DD 04/28/21	200,000	200,558
PHILLIPS 66 0.900% 02/15/24 DD 11/18/20	275,000	273,005
PLAINS ALL AMERICAN PIPELINE L 3.650% 06/01/22 DD 03/22/12	475,000	477,330
PORT AUTHORITY OF NEW YORK & NEW JERSEY 1.086% 07/01/23 DD 07/08/20	305,000	306,625
PROTECTIVE LIFE GLOBAL FUND 144A 0.473% 01/12/24 DD 01/12/21	200,000	197,351
PROTECTIVE LIFE GLOBAL FUND 144A 0.631% 10/13/23 DD 10/13/20	200,000	199,054
PROTECTIVE LIFE GLOBAL FUND 144A 1.082% 06/09/23 DD 06/09/20	275,000	275,635
PROV OF BRITISH COLUMBIA 2.700% 18-DEC-2022	100,000	80,641
PROV OF QUEBEC 3.000% 01-SEP-2023 MTN	100,000	81,726
PUBLIC SERVICE ENTERPRISE GROUP 0.841% 11/08/23 DD 11/08/21	275,000	273,984
QATAR ENERGY 144A 2.250% 07/12/31 DD 07/12/21	300,000	297,170
QATAR GOVERNMENT INTERNATIONAL 144A 4.400% 04/16/50 DD 04/16/20	200,000	248,458
QATAR GOVERNMENT INTERNATIONAL REGS 3.875% 04/23/23	800,000	831,720
QUEENSLAND TREASURY CORP 144A 4.250% 07/21/23	100,000	76,822
RAD CLO 5 LTD 5A AR 144A VAR RT 07/24/32 DD 12/16/21	250,000	250,000
REALKREDIT DANMARK A/S REGS 1.000% 10/01/50	1,000,000	145,713
REALKREDIT DANMARK A/S REGS 1.500% 10/01/53	200,000	29,945
REALKREDIT DANMARK A/S REGS 2.500% 04/01/36	1	–
REALKREDIT DANMARK A/S REGS 2.500% 04/01/47	1	–
REALKREDIT DANMARK A/S REGS 3.000% 07/01/46	1	–
RECKITT BENCKISER TREASURY 144A VAR RT 06/24/22 DD 06/26/17	200,000	200,377
RELIANCE STANDARD LIFE GL 144A 2.150% 01/21/23 DD 01/21/20	125,000	126,697
RELIANCE STANDARD LIFE GL 144A 2.625% 07/22/22 DD 07/22/19	550,000	556,540
RENAULT SA REGS 1.125% 10/04/27	100,000	105,668
REPUBLIC OF ITALY GOVERNMENT REGS 6.000% 08/04/28	100,000	168,775
RESIDENTIAL MORTGAGE 32A A 144A VAR RT 06/20/70	161,558	220,570
RIPON MORTGAGES PLC 1X A1 REGS VAR RT 08/20/56	112,170	151,976
RIPON MORTGAGES PLC 1X A2 REGS VAR RT 08/20/56	336,511	455,929
RIVERSIDE CA ELEC REVENUE 7.455% 10/01/30 DD 12/16/10	200,000	268,638
RMAC SECURITIES NS3X A2A REGS VAR RT 06/12/44	130,821	171,478
ROLLS-ROYCE PLC REGS 5.750% 10/15/27	100,000	150,344
ROMANIAN GOVERNMENT INTER 144A 1.750% 07/13/30	100,000	106,032
ROMANIAN GOVERNMENT INTER 144A 2.000% 04/14/33	100,000	103,521
ROMANIAN GOVERNMENT INTER 144A 2.750% 04/14/41	50,000	50,720
ROMANIAN GOVERNMENT INTER 144A 2.875% 04/13/42	100,000	101,760
ROMARK CLO LTD 1A A1R 144A VAR RT 10/23/30 DD 07/23/21	250,000	250,067

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ROYAL BANK OF CANADA 0.425% 01/19/24 DD 01/19/21	450,000	444,537
ROYAL BANK OF CANADA 1.950% 01/17/23 DD 01/17/20	425,000	430,731
SANTANDER UK GROUP HOLDINGS 144A 4.750% 09/15/25 DD 09/15/15	400,000	436,464
SANTANDER UK GROUP HOLDINGS REGS VAR RT 05/08/26	100,000	139,949
SANTANDER UK GROUP HOLDINGS PL VAR RT 03/15/25 DD 03/15/21	675,000	668,141
SANTANDER UK GROUP HOLDINGS PL VAR RT 11/15/24 DD 11/15/18	200,000	212,296
SANTANDER UK PLC 144A VAR RT 02/12/27	300,000	411,524
SAUDI ARABIAN OIL CO 144A 2.750% 04/16/22 DD 04/16/19	200,000	201,250
SBA GTD PARTN CTFS 2008-20G 1 5.870% 07/01/28 DD 07/16/08	28,496	30,789
SBA GTD PARTN CTFS 2008-20I 1 5.600% 09/01/28 DD 09/17/08	42,119	45,338
SERBIA INTERNATIONAL BOND 144A 1.000% 09/23/28	100,000	107,633
SIEMENS FINANCIERINGSMAAT 144A 0.650% 03/11/24 DD 03/11/21	300,000	297,626
SINGAPORE GOVERNMENT BOND 1.875% 10/01/51	300,000	211,016
SINGAPORE GOVERNMENT BOND 2.250% 08/01/36	50,000	38,541
SINGAPORE GOVERNMENT BOND 2.875% 09/01/30	400,000	323,887
SINGAPORE GOVERNMENT BOND 3.375% 09/01/33	300,000	256,626
SKY LTD 144A 3.125% 11/26/22 DD 11/26/12	300,000	306,636
SLM STUDENT LOAN TRUST 200 9 A VAR RT 04/25/23 DD 08/28/08	38,042	38,300
SLOVENIA GOVERNMENT INTER REGS 5.250% 02/18/24	694,000	754,750
SLOVENIA GOVERNMENT INTER REGS 5.850% 05/10/23	200,000	213,500
SOUTHERN CALIFORNIA EDISON CO VAR RT 04/03/23 DD 04/01/21	100,000	100,076
SOUTHERN POWER CO 0.900% 01/15/26 DD 01/08/21	100,000	96,684
SPAIN GOVERNMENT BOND 144A 0.250% 07/30/24	400,000	463,213
SPAIN GOVERNMENT BOND 144A 0.500% 10/31/31	100,000	113,013
SPAIN GOVERNMENT BOND 144A 1.250% 10/31/30	100,000	121,849
SPAIN GOVERNMENT BOND 144A 1.400% 07/30/28	800,000	985,972
SPAIN GOVERNMENT BOND 144A 1.450% 10/31/71	150,000	148,170
SPAIN GOVERNMENT BOND 144A 1.850% 07/30/35	400,000	513,159
SPAIN GOVERNMENT BOND 144A 2.150% 10/31/25	1,300,000	1,614,972
SPAIN GOVERNMENT BOND 144A 3.450% 07/30/66	350,000	599,052
STANDARD CHARTERED PLC 144A VAR RT 01/20/23 DD 10/04/18	325,000	325,467
STANDARD CHARTERED PLC 144A VAR RT 05/21/25 DD 05/21/19	400,000	419,236
STANDARD CHARTERED PLC 144A VAR RT 06/29/32 DD 06/29/21	200,000	196,267
STATE OF ISRAEL REGS 3.800% 05/13/60	200,000	231,238
STATE STREET CORP VAR RT 03/30/23 DD 09/30/20	200,000	201,050
STWD 2021-FL2 LTD FL2 A 144A VAR RT 04/18/38 DD 05/05/21	200,000	199,995
SUMITOMO MITSUI FINANCIAL GROUP 2.846% 01/11/22 DD 01/12/17	600,000	600,271
SUNCOR ENERGY INC 2.800% 05/15/23 DD 05/13/20	150,000	153,467
SVERIGES SAKERSTALLDA OBL REGS 2.000% 06/17/26	1,000,000	117,017
TELEDYNE TECHNOLOGIES INC 0.950% 04/01/24 DD 03/22/21	675,000	668,279
TERWIN MORTGAGE TRUST S 6HE A1 VAR RT 11/25/33 DD 11/25/03	3,880	3,793
TESCO PROPERTY FINANCE 6 REGS 5.411% 07/13/44	185,690	318,523
THERMO FISHER SCIENTIFIC INC 1.215% 10/18/24 DD 10/22/21	600,000	599,436
TIME WARNER ENTERTAINMENT CO L 8.375% 03/15/23 DD 09/15/93	375,000	406,658
T-MOBILE USA INC 3.500% 04/15/25 DD 04/15/21	575,000	609,441
TOKYO METROPOLITAN GOVERNMENT 144A 2.500% 06/08/22 DD 06/08/17	500,000	503,515
TOWD POINT MORTGAGE GR4A A1 144A VAR RT 10/20/51	169,397	230,920
TOWD POINT MORTGAGE HY3 A1A 144A VAR RT 10/25/59 DD 10/30/19	96,525	96,983
TOWD POINT MORTGAGE A14X A REGS VAR RT 05/20/45	178,068	241,670
TOWD POINT MORTGAGE HY2 A1 144A VAR RT 05/25/58 DD 04/30/19	73,367	73,642
TOWD POINT MORTGAGE 1 A1 144A VAR RT 01/25/60 DD 01/01/20	167,094	169,746
TOWD POINT MORTGAGE 4 A1 144A VAR RT 10/25/59 DD 10/01/19	582,129	593,329
TOYOTA AUTO LOAN EXT 1A A 144A 2.560% 11/25/31 DD 06/19/19	300,000	309,816
TOYOTA LEASE OWNER T A A3 144A 0.390% 04/22/24 DD 04/21/21	475,000	472,633

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TOYOTA LEASE OWNER T A A4 144A 0.500% 08/20/25 DD 04/21/21	100,000	99,239
TOYOTA TSUSHO CORP REGS 3.625% 09/13/23	600,000	624,749
TRANSCANADA PIPELINES LTD 1.000% 10/12/24 DD 10/12/21	325,000	322,205
TREASURY CORP OF VICTORIA 4.250% 12/20/32	240,000	211,646
TRINITAS EURO CLO II 2A A 144A VAR RT 08/15/33	242,948	276,640
TRINITY SQUARE 2021- 1A A 144A VAR RT 07/15/59	176,779	239,514
TRUIST BANK 1.250% 03/09/23 DD 03/09/20	800,000	804,878
U S TREASURY BILL 0.000% 01/18/22 DD 09/21/21	2,300,000	2,299,998
U S TREASURY BILL 0.000% 01/25/22 DD 09/28/21	5,100,000	5,099,382
U S TREASURY BILL 0.000% 02/03/22 DD 08/05/21	1,600,000	1,599,984
U S TREASURY BILL 0.000% 02/10/22 DD 08/12/21	1,400,000	1,399,864
U S TREASURY BILL 0.000% 02/15/22 DD 10/19/21	13,200,000	13,199,066
U S TREASURY BILL 0.000% 03/03/22 DD 09/02/21	16,200,000	16,195,524
U S TREASURY BILL 0.000% 03/24/22 DD 03/25/21	10,000,000	9,998,828
U S TREASURY BILL 0.000% 03/29/22 DD 11/30/21	3,700,000	3,699,144
U S TREASURY BILL 0.000% 03/31/22 DD 09/30/21	9,700,000	9,697,548
U S TREASURY BILL 0.000% 04/07/22 DD 10/07/21	2,400,000	2,399,355
U S TREASURY BILL 0.000% 04/14/22 DD 10/14/21	1,800,000	1,799,532
U S TREASURY BILL 0.000% 04/26/22 DD 12/28/21	100,000	99,967
U S TREASURY BILL 0.000% 04/28/22 DD 10/28/21	2,700,000	2,699,181
U S TREASURY BOND 1.375% 11/15/40 DD 11/15/20	6,100,000	5,576,973
U S TREASURY BOND 1.625% 11/15/50 DD 11/15/20	1,650,000	1,544,490
U S TREASURY BOND 1.875% 02/15/51 DD 02/15/21	100,000	99,391
U S TREASURY BOND 5.250% 02/15/29 DD 02/15/99	200,000	252,102
U S TREASURY NOTE 0.125% 03/31/23 DD 03/31/21	3,290,000	3,274,964
U S TREASURY NOTE 0.125% 06/30/22 DD 06/30/20	3,730,000	3,728,543
U S TREASURY NOTE 0.125% 12/31/22 DD 12/31/20	11,630,000	11,594,111
U S TREASURY NOTE 0.250% 04/15/23 DD 04/15/20	1,420,000	1,415,285
U S TREASURY NOTE 0.250% 07/31/25 DD 07/31/20	5,090,000	4,939,089
U S TREASURY NOTE 0.375% 04/15/24 DD 04/15/21	1,420,000	1,406,022
U S TREASURY NOTE 0.500% 02/28/26 DD 02/28/21	100,000	97,207
U S TREASURY NOTE 0.625% 05/15/30 DD 05/15/20	600,000	561,586
U S TREASURY NOTE 1.250% 06/30/28 DD 06/30/21	2,590,000	2,565,618
U S TREASURY NOTE 1.750% 05/31/22 DD 05/31/17	910,000	915,936
U S TREASURY NOTE 1.750% 09/30/22 DD 09/30/15	3,190,000	3,224,018
U S TREASURY NOTE 1.875% 04/30/22 DD 04/30/17	1,400,000	1,407,950
U S TREASURY NOTE 2.125% 05/15/22 DD 05/15/19	3,230,000	3,253,342
U S TREASURY NOTE 2.250% 04/15/22 DD 04/15/19	1,788,000	1,798,671
U S TREASURY NOTE 2.625% 06/30/23 DD 06/30/18	4,190,000	4,317,009
U S TREASURY NOTE 2.625% 12/31/25 DD 12/31/18	1,840,000	1,946,375
U S TREASURY NOTE 2.750% 04/30/23 DD 04/30/18	2,990,000	3,077,481
U S TREASURY NOTE 2.750% 06/30/25 DD 06/30/18	2,230,000	2,358,051
U S TREASURY NOTE 2.750% 07/31/23 DD 07/31/18	5,010,000	5,178,500
U S TREASURY NOTE 2.750% 08/31/25 DD 08/31/18	2,260,000	2,391,804
U S TREASURY NOTE 2.875% 04/30/25 DD 04/30/18	1,400,000	1,483,672
U S TREASURY NOTE 2.875% 05/31/25 DD 05/31/18	270,000	286,369
UBS AG/LONDON 144A 0.375% 06/01/23 DD 06/01/21	325,000	322,482
UBS AG/LONDON 144A 0.450% 02/09/24 DD 02/09/21	475,000	467,923
UBS AG/LONDON 144A 0.700% 08/09/24 DD 08/09/21	275,000	271,862
UBS AG/LONDON 144A 1.750% 04/21/22 DD 04/21/20	575,000	576,804
UBS AG/STAMFORD CT 7.625% 08/17/22 DD 08/17/12	250,000	259,653
UBS GROUP AG 144A 2.650% 02/01/22 DD 08/10/16	875,000	876,531
UNITED KINGDOM GILT REGS 0.625% 10/22/50	200,000	238,029
UNITED KINGDOM GILT REGS 1.500% 07/31/53	100,000	149,553

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
UNITED KINGDOM GILT REGS 1.750% 01/22/49	600,000	926,398
UNITED KINGDOM GILT REGS 4.250% 12/07/40	400,000	824,771
US TREAS-CPI INFLATION 0.125% 07/15/26 DD 07/15/16	115,358	125,267
US TREAS-CPI INFLATION 0.250% 07/15/29 DD 07/15/19	345,923	387,731
US TREAS-CPI INFLATION 0.375% 07/15/27 DD 07/15/17	135,648	150,530
US TREAS-CPI INFLATION 0.500% 01/15/28 DD 01/15/18	896,808	1,003,724
US TREAS-CPI INFLATION 0.625% 01/15/26 DD 01/15/16	116,373	127,828
US TREAS-CPI INFLATION 0.750% 02/15/45 DD 02/15/15	164,396	211,712
US TREAS-CPI INFLATION 0.875% 02/15/47 DD 02/15/17	22,910	30,958
US TREAS-CPI INFLATION 1.375% 02/15/44 DD 02/15/14	154,240	220,213
US TREAS-CPI INFLATION 2.375% 01/15/27 DD 01/15/07	137,117	165,636
US TREAS-CPI INFLATION 2.500% 01/15/29 DD 01/15/09	618,202	790,513
US TREAS-CPI INFLATION 3.375% 04/15/32 DD 10/15/01	15,578	23,179
US TREAS-CPI INFLATION 3.875% 04/15/29 DD 04/15/99	504,612	702,897
UTAH ST BRD OF RGTS REVENUE VAR RT 01/25/57 DD 02/09/17	217,050	213,896
UWM MORTGAGE TRUST INV3 A3 144A VAR RT 11/25/51 DD 10/01/21	296,904	296,672
UWM MORTGAGE TRUST INV3 A9 144A VAR RT 11/25/51 DD 10/25/21	296,904	296,113
VENTURE XXIX CLO L 29A AR 144A VAR RT 09/07/30 DD 03/23/21	250,000	249,542
VIRGIN MEDIA SECURED REGS 5.000% 04/15/27	100,000	139,339
VISTRA OPERATIONS CO LLC 144A 3.550% 07/15/24 DD 06/11/19	225,000	231,743
VNDO 2012-6AVE MOR 6AVE A 144A 2.996% 11/15/30 DD 11/01/12	200,000	202,763
VOLKSWAGEN GROUP OF AMERICA 144A 0.750% 11/23/22 DD 11/24/20	625,000	624,907
VOYA CLO 2017-1 LT 1A A1R 144A VAR RT 04/17/30 DD 05/18/21	250,000	249,922
WACHOVIA MORTGAGE LOAN T B 2A4 VAR RT 10/20/35 DD 11/01/05	27,415	27,522
WALGREENS BOOTS ALLIANCE INC 0.950% 11/17/23 DD 11/17/21	500,000	499,794
WAMU MORTGAGE PASS-THROUGH AR15 A1A2 VAR RT 11/25/45 DD 11/22/05	71,433	70,269
WAMU MORTGAGE PASS-THROUGH AR13 A1A VAR RT 11/25/34 DD 11/23/04	113,237	111,407
WEC ENERGY GROUP INC 0.550% 09/15/23 DD 09/17/20	275,000	272,835
WELLS FARGO & CO 3.750% 01/24/24 DD 01/24/19	249,000	261,653
WELLS FARGO & CO VAR RT 04/30/26 DD 04/30/20	400,000	407,237
WELLS FARGO & CO VAR RT 05/19/25 DD 05/19/21	450,000	445,005
WELLS FARGO & CO VAR RT 06/02/24 DD 06/02/20	850,000	857,266
WELLS FARGO & CO VAR RT 12/31/49 DD 01/26/21	200,000	205,500
XCEL ENERGY INC 0.500% 10/15/23 DD 09/25/20	150,000	149,005
ZF FINANCE GMBH REGS 2.000% 05/06/27	100,000	113,595
ZIMMER BIOMET HOLDINGS INC 3.150% 04/01/22 DD 03/19/15	200,000	200,400
Total Fixed Income Securities		$319,349,597
Common Stock
4D MOLECULAR THERAPEUTICS INC	7,787	$170,847
8X8 INC	27,239	456,526
ABBOTT LABORATORIES	73,354	10,323,842
ABBVIE INC	30,512	4,131,325
ABCAM PLC	34,210	802,998
ABCAM PLC ADR	107,188	2,524,277
ACADEMY SPORTS & OUTDOORS INC	41,959	1,842,000
ACCOLADE INC	55,052	1,451,171
ACLARIS THERAPEUTICS INC	22,244	323,428
ADAPTHEALTH CORP	65,870	1,611,180
ADIDAS AG	5,631	1,621,385
ADVANCED DRAINAGE SYSTEMS INC	19,994	2,721,783
ADVANCED MICRO DEVICES INC	60,116	8,650,692
ADYEN NV	2,574	6,766,114
AERCAP HOLDINGS NV	13,115	857,983

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AEROJET ROCKETDYNE HOLDINGS INC	17,806	832,609
AFFIRM HOLDINGS INC	20,287	2,040,061
AFTERPAY LTD	6,968	420,536
AGCO CORP	53,675	6,227,374
AGILENT TECHNOLOGIES INC	24,949	3,983,108
AGNICO EAGLE MINES LIMITED	7,556	401,922
AIA GROUP LTD HK/01299	829,133	8,359,075
AIB GROUP PLC	260,549	633,875
AIR LEASE CORP	60,510	2,676,357
AIR LIQUIDE SA	11,360	1,980,679
AIRBUS SE	9,794	1,251,436
AKERO THERAPEUTICS INC	26,527	561,046
AKZO NOBEL NV	7,912	868,261
ALASKA AIR GROUP INC	111,900	5,829,990
ALBANY INTERNATIONAL CORP	7,986	706,362
ALCON INC	51,315	4,488,975
ALD SA	29,537	434,648
ALFA LAVAL AB	105,391	4,241,784
ALIGN TECHNOLOGY INC	1,816	1,193,439
ALIGOS THERAPEUTICS INC	9,744	115,661
ALIMENTATION COUCHE-TARD INC MLT-VTG	56,200	2,358,073
ALLEGHANY CORP	12,900	8,611,911
ALLEGHENY TECHNOLOGIES INC	24,533	390,811
ALLETE INC	10,191	676,173
ALLFUNDS GROUP PLC	51,325	1,009,512
ALLIANT ENERGY CORP	103,100	6,337,557
ALLIANZ SE	19,683	4,647,935
ALLSCRIPTS HEALTHCARE SOLUTION	101,523	1,873,099
ALPHA TEKNOVA INC	31,830	651,878
ALPHABET INC	24,293	70,304,460
ALTRA INDUSTRIAL MOTION CORP	5,394	278,169
ALX ONCOLOGY HOLDINGS INC	16,670	358,238
AMAZON.COM INC	20,206	67,373,674
AMBEV SA ADR	758,347	2,123,372
AMERANT BANCORP INC	95,456	3,298,005
AMERICAN FINANCIAL GROUP INC/O	57,000	7,827,240
AMERICAN INTERNATIONAL GROUP I	239,952	13,643,671
AMERICAN VANGUARD CORP	41,254	676,153
AMERICAN WOODMARK CORP	14,430	940,836
AMERIS BANCORP	59,780	2,969,870
AMICUS THERAPEUTICS INC	81,763	944,363
AMPHENOL CORP	62,600	5,474,996
ANGLO AMERICAN PLC	32,998	1,347,975
ANTERO RESOURCES CORP	60,612	1,060,710
AP MOLLER - MAERSK A/S	122	437,430
APELLIS PHARMACEUTICALS INC	35,730	1,689,314
APPLE INC	301,821	53,594,355
APTARGROUP INC	30,875	3,781,570
APTIV PLC	67,769	11,178,497
ARCHER-DANIELS-MIDLAND CO	185,896	12,564,711
ARCONIC CORP	15,583	514,395
ARENA PHARMACEUTICALS INC	18,257	1,696,806
ARGENX SE	3,394	1,216,950
ARGENX SE ADR	17,367	6,081,750

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ARISTA NETWORKS INC	38,776	5,574,050
ARKEMA SA	6,843	963,783
ARRIVAL SA	242,669	1,800,604
ARROWHEAD PHARMACEUTICALS INC	2,690	178,347
ARVINAS INC	8,261	678,559
ASAHI GROUP HOLDINGS LTD	44,200	1,717,258
ASAHI INTECC CO LTD	19,400	416,286
ASANA INC	17,120	1,276,296
ASCENDIS PHARMA A/S ADR	55,216	7,428,208
ASM INTERNATIONAL NV	1,118	494,189
ASML HOLDING NV	15,860	12,690,288
ASSA ABLOY AB	32,998	1,006,649
ASSURED GUARANTY LTD	8,945	449,039
ASTELLAS PHARMA INC	116,500	1,892,347
ASTRAZENECA PLC	37,109	4,361,761
ASTRAZENECA PLC ADR	24,965	1,454,211
ATLAS COPCO AB	118,947	8,221,589
ATLASSIAN CORP PLC	37,448	14,278,548
AUSTRALIA & NEW ZEALAND BANKING	89,519	1,790,483
AVEANNA HEALTHCARE HOLDINGS INC	73,417	543,286
AVERY DENNISON CORP	30,600	6,627,042
AVIDITY BIOSCIENCES INC	15,582	370,384
AVIENT CORP	21,075	1,179,146
AXA SA	78,978	2,351,774
AXCELIS TECHNOLOGIES INC	28,574	2,130,477
AZENTA INC	27,031	2,787,166
AZZ INC	11,206	619,580
BAE SYSTEMS PLC	63,077	469,720
BALL CORP	36,653	3,528,584
BANC OF CALIFORNIA INC	87,272	1,712,277
BANCA GENERALI SPA	11,130	490,460
BANCO BILBAO VIZCAYA ARGENTARIA	464,088	2,770,745
BANDWIDTH INC	12,882	924,412
BANK OF AMERICA CORP	199,750	8,886,878
*BANK OF NEW YORK MELLON CORP	128,075	7,438,596
BARNES GROUP INC	13,120	611,261
BAWAG GROUP AG	16,590	1,022,545
BEAUTY HEALTH CO/THE	67,542	1,631,815
BEAZLEY PLC	130,732	825,677
BECTON DICKINSON AND CO	20,570	5,172,944
BERKSHIRE GREY INC	168,616	927,388
BERKSHIRE HATHAWAY INC	33,257	9,943,843
BHP GROUP LTD ADR	81,992	4,948,217
BHP GROUP PLC	72,126	2,148,715
BIGCOMMERCE HOLDINGS INC	52,174	1,845,394
BILL.COM HOLDINGS INC	20,729	5,164,630
BIOATLA INC	16,220	318,399
BIONTECH SE ADR	6,732	1,735,510
BLOCK INC	23,610	3,813,251
BLUEPRINT MEDICINES CORP	11,407	1,221,804
BNP PARIBAS SA	4,661	322,111
BOAT ROCKER MEDIA INC SUB VTG	52,644	282,152
BOISE CASCADE CO	14,782	1,052,478
BOOKING HOLDINGS INC	3,563	8,548,456

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BOOT BARN HOLDINGS INC	17,372	2,137,625
BORGWARNER INC	261,194	11,772,014
BP PLC	246,148	1,101,871
BRAMBLES LTD	26,251	202,882
BRENNTAG SE	20,100	1,819,017
BRIGHAM MINERALS INC	39,220	827,150
BROOKFIELD ASSET MANAGEMENT INC	23,495	1,418,628
BT GROUP PLC	396,274	910,031
BUREAU VERITAS SA	36,548	1,212,790
BURLINGTON STORES INC	19,852	5,787,057
CABOT CORP	33,914	1,905,967
CACTUS INC	17,880	681,764
CADENCE BANK	60,199	1,793,328
CANADIAN NATIONAL RAILWAY CO	18,080	2,221,309
CANADIAN PACIFIC RAILWAY LTD	3,470	249,931
CAPGEMINI SE	5,828	1,428,248
CARDLYTICS INC	40,708	2,690,392
CARGOTEC OYJ	10,258	511,411
CARGURUS INC	48,930	1,646,005
CARLSBERG AS	10,344	1,786,407
CARRIER GLOBAL CORP	73,843	4,005,244
CARVANA CO	27,524	6,379,788
CASELLA WASTE SYSTEMS INC	7,883	673,366
CATALENT INC	55,862	7,152,012
CATERPILLAR INC	14,580	3,014,269
CAVCO INDUSTRIES INC	10,479	3,328,654
CELLDEX THERAPEUTICS INC	18,603	718,820
CELLNEX TELECOM SA	35,550	2,069,077
CENTURY COMMUNITIES INC	60,251	4,927,929
CERIDIAN HCM HOLDING INC	50,878	5,314,716
CHARLES SCHWAB CORP/THE	36,023	3,029,534
CHARTER COMMUNICATIONS INC	5,223	3,405,239
CHECK POINT SOFTWARE TECHNOLOGIES	21,133	2,463,262
CHEFS’ WAREHOUSE INC/THE	48,417	1,612,286
CHEGG INC	25,678	788,315
CHEMOCENTRYX INC	12,287	447,370
CHESAPEAKE ENERGY CORP	28,625	1,846,891
CHEVRON CORP	58,020	6,808,647
CHIPOTLE MEXICAN GRILL INC	5,948	10,398,591
CHUBB LTD	9,930	1,919,568
CHUGAI PHARMACEUTICAL CO LTD	112,200	3,639,156
CIE FINANCIERE RICHEMONT SA	16,229	2,439,293
CINEMARK HOLDINGS INC	108,519	1,749,326
CINTAS CORP	1,901	842,466
CITI TRENDS INC	10,652	1,009,277
CK ASSET HOLDINGS LTD HK/01113	178,000	1,122,161
CLEAN HARBORS INC	52,109	5,198,915
CLEARWATER ANALYTICS HOLDINGS	66,910	1,537,592
CLP HOLDINGS LTD HK/00002	42,000	424,240
COCA-COLA EUROPACIFIC PARTNERS	58,481	3,270,842
COCA-COLA HBC AG	74,811	2,588,924
COGNEX CORP	28,236	2,195,631
COGNIZANT TECHNOLOGY SOLUTIONS	75,057	6,659,057
COHU INC	15,401	586,624

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COLLIERS INTL GROUP INC SUB VTG	9,660	1,440,645
COMCAST CORP	75,546	3,802,230
COMMERCIAL METALS CO	14,223	516,153
COMMERZBANK AG	142,080	1,080,764
COMMONWEALTH BANK OF AUSTRALIA	10,451	767,438
CONVATEC GROUP PLC	118,799	310,792
COOPER COS INC/THE	16,500	6,912,510
COPART INC	11,636	1,764,250
CORTEVA INC	104,000	4,917,120
COSTAR GROUP INC	864	68,282
COTERRA ENERGY INC	277,101	5,264,911
COUPA SOFTWARE INC	6,553	1,035,702
COVETRUS INC	112,322	2,243,070
CRINETICS PHARMACEUTICALS INC	27,353	777,099
CROCS INC	20,611	2,642,742
CRODA INTERNATIONAL PLC	8,482	1,162,631
CROWDSTRIKE HOLDINGS INC	2,883	590,294
CSPC PHARMACEUTICAL GROUP LTD HK/01093	2,384,000	2,590,008
CYTOKINETICS INC	18,342	836,028
DAIICHI SANKYO CO LTD	80,700	2,049,824
DAIKIN INDUSTRIES LTD	6,100	1,382,042
DANAHER CORP	23,985	7,891,305
DASEKE INC	75,293	755,942
DASSAULT AVIATION SA	1,003	108,358
DASSAULT SYST SHS	57,030	3,392,540
DATADOG INC	47,019	8,374,554
DAVIDE CAMPARI-MILANO NV	79,388	1,160,550
DBS GROUP HOLDINGS LTD	216,029	5,233,473
DECIPHERA PHARMACEUTICALS INC	7,836	76,558
DEERE & CO	8,535	2,926,566
DENBURY INC	4,677	358,211
DESIGN THERAPEUTICS INC	10,193	218,232
DEVON ENERGY CORP	141,500	6,233,075
DEXCOM INC	8,521	4,575,351
DIAGEO PLC	139,715	7,637,605
DIASORIN SPA	4,489	854,814
DIGITAL TURBINE INC	7,640	465,964
DOCUSIGN INC	13,672	2,082,382
DOLLAR GENERAL CORP	18,916	4,460,960
DOMINION ENERGY INC	40,842	3,208,548
DOORDASH INC	33,505	4,988,895
DRAFTKINGS INC	25,118	689,991
DXC TECHNOLOGY CO	148,625	4,784,239
DYCOM INDUSTRIES INC	41,458	3,887,102
EAST JAPAN RAILWAY CO	14,300	878,328
EASTERN BANKSHARES INC	113,362	2,286,512
EASTMAN CHEMICAL CO	31,200	3,772,392
EASYJET PLC	29,966	225,666
EDENRED	16,095	742,562
EISAI CO LTD	12,500	708,936
ELEMENT SOLUTIONS INC	38,191	927,277
ELI LILLY & CO	27,449	7,581,963
EMBARK TECHNOLOGY INC	24,600	213,528
ENERPLUS CORP	68,780	727,692

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
ENGIE SA	139,431	2,063,512
ENN ENERGY HOLDINGS LTD HK/02688	176,400	3,321,514
ENSTAR GROUP LTD	1,365	337,960
ENTEGRIS INC	29,648	4,108,620
ENTERPRISE FINANCIAL SERVICES	19,360	911,662
ENTRADA THERAPEUTICS INC	15,687	268,561
EPIROC AB	137,239	3,474,232
EQUIFAX INC	2,838	830,938
ERSTE GROUP BANK AG	28,315	1,331,462
ESC GLOBIX CORPORATION	1,200	–
ESSENT GROUP LTD	35,158	1,600,744
EUROPEAN WAX CENTER INC	56,905	1,727,067
EVEREST RE GROUP LTD	23,900	6,546,688
EVOTEC SE ADR	98,479	2,338,876
EXACT SCIENCES CORP	17,263	1,343,579
EXLSERVICE HOLDINGS INC	5,646	817,371
EXPERIAN PLC	20,986	1,032,377
FABRINET	11,730	1,389,653
FANUC CORP	8,025	1,699,010
FASTIGHETS AB BALDER	22,231	1,600,442
FATE THERAPEUTICS INC	14,977	876,304
FERRARI NV	6,476	1,675,425
FERRO CORP	22,799	497,702
FIDELITY NATIONAL INFORMATION	45,659	4,983,680
FIRST REPUBLIC BANK/CA	31,334	6,470,784
FIRSTCASH HOLDINGS INC	3,100	231,911
FISERV INC	28,986	3,008,457
FIVE POINT HOLDINGS LLC	56,877	371,976
FLEX LTD	360,725	6,612,089
FLUOR CORP	16,512	409,002
FOMENTO ECONOMICO MEXICANO SAB ADR	27,463	2,134,150
FORGEROCK INC	20,932	558,675
FORMFACTOR INC	76,724	3,507,821
FORTINET INC	12,154	4,368,148
FORTIVE CORP	66,754	5,092,663
FOX FACTORY HOLDING CORP	14,561	2,476,826
FREEPORT-MCMORAN INC	172,368	7,192,917
FRESHPET INC	17,162	1,635,024
FUELCELL ENERGY INC	46,108	239,762
GENERAC HOLDINGS INC	14,099	4,961,720
GENERAL ELEC CO	19,693	1,860,398
GENERAL MOTORS CO	115,659	6,781,087
GENMAB A/S	5,098	2,050,035
GENMAB A/S ADR	114,861	4,543,901
GENPACT LTD	140,375	7,451,105
GLAUKOS CORP	40,246	1,788,532
GLENCORE PLC	126,927	644,600
GLOBAL PAYMENTS INC	92,477	12,501,041
GLOBAL-E ONLINE LTD	36,804	2,333,006
GMO PAYMENT GATEWAY INC	5,594	697,094
*GOLDMAN SACHS GROUP INC/THE	511,539	195,689,244
GREEN PLAINS INC	60,222	2,093,317
GREENBRIER COS INC/THE	26,363	1,209,798
GRIFOLS SA	27,442	526,619

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
HAEMONETICS CORP	13,883	736,354
HAIER SMART HOME CO LTD HK/06690	1,453,000	6,140,907
HAMILTON LANE ALLIANCE HOLDING	67,307	668,359
HAMILTON LANE INC	16,690	1,729,418
HANESBRANDS INC	172,349	2,881,675
HANNON ARMSTRONG SUSTAINABLE	17,852	948,298
HANOVER INSURANCE GROUP INC/THE	10,470	1,372,198
HARTFORD FINANCIAL SERVICES GROUP	78,806	5,440,766
HASHICORP INC	5,200	473,408
HB FULLER CO	15,595	1,263,195
HCA HEALTHCARE INC	21,413	5,501,428
HDFC BANK LTD ADR	36,162	2,353,061
HEALTH CATALYST INC	37,764	1,496,210
HECLA MINING CO	89,611	467,769
HERSHEY CO/THE	43,000	8,319,210
HEWLETT PACKARD ENTERPRISE CO	294,875	4,650,179
HILTON WORLDWIDE HOLDINGS INC	27,300	4,258,527
HINO MOTORS LTD	64,300	529,342
HKBN LTD HK/01310	207,000	254,094
HOME BANCSHARES INC/AR	127,710	3,109,739
HOME DEPOT INC/THE	16,367	6,792,469
HONEYWELL INTERNATIONAL INC	14,853	3,096,999
HONG KONG EXCHANGES & CLEARING HK/00388	15,044	878,755
HOUGHTON MIFFLIN HARCOURT CO	223,164	3,592,940
HOYA CORP	12,280	1,824,591
HSBC HOLDINGS PLC	361,890	2,199,111
HUB GROUP INC	23,783	2,003,480
HUBBELL INC	32,400	6,747,948
HUBSPOT INC	18,484	12,183,729
HUMANA INC	19,215	8,913,070
HUNTINGTON BANCSHARES INC/OH	360,750	5,562,765
HYDROFARM HOLDINGS GROUP INC	45,894	1,298,341
HYVE GROUP PLC	252,846	321,234
IBERDROLA SA	219,486	2,495,995
IBIDEN CO LTD	14,600	867,214
ICICI BANK LTD ADR	181,084	3,583,652
II-VI INC	30,287	2,069,511
IMCD NV	3,439	761,439
IMMUNOCORE HOLDINGS PLC ADR	11,854	405,881
IMMUNOGEN INC	106,765	792,196
INARI MEDICAL INC	23,620	2,155,797
INFINEON TECHNOLOGIES AG	155,687	7,216,446
INGERSOLL RAND INC	119,297	7,380,905
INGEVITY CORP	24,863	1,782,677
INHIBRX INC	12,554	548,233
INTACT FINANCIAL CORP	3,854	501,662
INTELLIA THERAPEUTICS INC	8,448	998,892
INTER PARFUMS INC	15,207	1,625,628
INTERMEDIATE CAPITAL GROUP PLC	48,852	1,451,717
INTERNATIONAL BANCSHARES CORP	20,485	868,359
INTERNATIONAL FLAVORS & FRAGRANCES	37,000	5,574,050
INTERPUBLIC GROUP OF COS INC/THE	97,450	3,649,503
INTUIT INC	21,632	13,914,135
INTUITIVE SURGICAL INC	31,093	11,171,715

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
INVITAE CORP	45,231	690,677
IOVANCE BIOTHERAPEUTICS INC	15,060	287,495
IRHYTHM TECHNOLOGIES INC	12,296	1,447,116
IROBOT CORP	4,487	295,604
ISUZU MOTORS LTD	148,600	1,846,612
ITOCHU CORP	20,944	639,842
JB HUNT TRANSPORT SERVICES INC	31,400	6,418,160
JCDECAUX SA	29,191	730,312
JELD-WEN HOLDING INC	87,930	2,317,835
JETBLUE AIRWAYS CORP	139,791	1,990,624
KALVISTA PHARMACEUTICALS INC	21,898	289,711
KANSAI ELECTRIC POWER CO INC	54,100	504,567
KARUNA THERAPEUTICS INC	6,812	892,372
KBC GROUP NV	15,653	1,343,233
KDDI CORP	34,200	998,484
KENNAMETAL INC	36,656	1,316,317
KERING SA	2,530	2,033,833
KEYENCE CORP	8,420	5,285,030
KKR & CO INC	128,331	9,560,660
KODIAK SCIENCES INC	10,510	891,038
KOMATSU LTD	98,900	2,313,292
KONE OYJ	5,622	403,036
KONINKLIJKE DSM NV	1,958	440,874
KONINKLIJKE KPN NV	304,440	945,151
KONINKLIJKE PHILIPS NV	36,025	1,342,304
KRATOS DEFENSE & SECURITY SOLUTIONS	8,204	159,158
KUBOTA CORP	155,790	3,454,559
KURA ONCOLOGY INC	35,480	496,720
KYMERA THERAPEUTICS INC	8,635	548,236
KYOWA KIRIN CO LTD	13,500	367,526
L3HARRIS TECHNOLOGIES INC	15,970	3,405,443
LANDSTAR SYSTEM INC	34,500	6,176,190
LASERTEC CORP	2,300	704,850
LATTICE SEMICONDUCTOR CORP	131,336	10,120,752
LEIDOS HOLDINGS INC	61,100	5,431,790
LHC GROUP INC	11,497	1,577,733
LIBERTY MEDIA CORP-LIBERTY	81,306	2,284,699
LINCOLN ELECTRIC HOLDINGS INC	29,000	4,044,630
LINDE PLC	26,153	9,071,490
LIVE NATION ENTERTAINMENT INC	34,375	4,114,344
LIVENT CORP	91,822	2,238,620
LLOYDS BANKING GROUP PLC	1,607,610	1,040,810
LONZA GROUP AG	7,561	6,319,989
L’OREAL SA	16,053	7,611,619
LOUISIANA-PACIFIC CORP	22,672	1,776,351
LPL FINANCIAL HOLDINGS INC	20,338	3,255,910
LUKOIL PJSC ADR	41,527	3,729,125
LULULEMON ATHLETICA INC	19,921	7,798,075
LVMH MOET HENNESSY LOUIS VUITTON	5,038	4,165,138
LYFT INC	69,545	2,971,658
MADRIGAL PHARMACEUTICALS INC	5,406	458,104
MAGNOLIA OIL & GAS CORP	49,585	935,669
MANPOWERGROUP INC	37,000	3,601,210
MANTECH INTERNATIONAL CORP	10,145	739,875

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MARQETA INC	26,067	447,570
MARSH & MCLENNAN COS INC	33,293	5,786,989
MARVELL TECHNOLOGY INC	38,266	3,347,892
MASTERCARD INC	34,548	12,413,787
MATCH GROUP INC	40,798	5,395,536
MAXIMUS INC	81,625	6,503,064
MEDTRONIC PLC	51,621	5,340,192
MERITOR INC	30,013	743,722
MERSANA THERAPEUTICS INC	39,713	247,015
META PLATFORMS INC	154,980	52,127,523
METHANEX CORP	13,484	534,172
MGIC INVESTMENT CORP	193,852	2,795,346
MICROSOFT CORP	211,750	71,216,361
MIDDLEBY CORP/THE	35,300	6,945,628
MIMECAST LTD	10,327	821,719
MITSUBISHI CORP	21,100	669,161
MITSUBISHI ELECTRIC CORP	51,481	652,035
MITSUI & CO LTD	25,800	610,189
MOLINA HEALTHCARE INC	10,600	3,371,648
MOMENTIVE GLOBAL INC	30,640	648,036
MONDELEZ INTERNATIONAL INC	120,256	7,974,175
MONGODB INC	8,380	4,435,953
MONOLITHIC POWER SYSTEMS INC	8,080	3,986,106
MOOG INC	10,249	829,862
MOTOROLA SOLUTIONS INC	15,800	4,292,860
MSCI INC	11,819	7,241,383
MUSASHI SEIMITSU INDUSTRY CO	35,100	583,705
MVB FINANCIAL CORP	3,514	145,901
MYOVANT SCIENCES LTD	31,529	490,907
NANOSTRING TECHNOLOGIES INC	40,907	1,727,503
NASDAQ INC	47,764	10,030,918
NATIONAL EXPRESS GROUP PLC	31,096	108,327
NATIONAL VISION HOLDINGS INC	41,898	2,010,685
NEOGENOMICS INC	110,616	3,774,218
NESTLE SA ADR	32,241	4,525,669
NETFLIX INC	20,687	12,462,676
NEVRO CORP	17,633	1,429,507
NEW JERSEY RESOURCES CORP	35,655	1,463,994
NEW YORK TIMES CO/THE	74,554	3,600,958
NEWCREST MINING LTD	9,299	165,505
NEWELL BRANDS INC	190,000	4,149,600
NEWMARK GROUP INC	113,869	2,129,350
NEXTIER OILFIELD SOLUTIONS INC	101,385	359,917
NIKE INC	32,905	5,484,276
NIPPON EXPRESS CO LTD	900	54,005
NIPPON TELEGRAPH & TELEPHONE	44,500	1,217,272
NITORI HOLDINGS CO LTD	15,600	2,333,464
NORSK HYDRO ASA	17,806	140,375
NOVAGOLD RESOURCES INC	44,262	303,637
NOVARTIS AG	26,365	2,322,979
NOVOZYMES A/S	28,073	2,305,847
NURIX THERAPEUTICS INC	11,522	333,562
NUVEI CORP	957	62,186
NUVEI CORP SUB VTG	12,830	832,886

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NVIDIA CORP	75,915	22,327,361
NVR INC	1,388	8,201,512
OASIS PETROLEUM INC	4,709	593,287
OLD REPUBLIC INTERNATIONAL CORP	84,025	2,065,335
OLEMA PHARMACEUTICALS INC	24,367	228,075
OLO INC	49,439	1,028,826
OMNICELL INC	9,499	1,714,000
ON SEMICONDUCTOR CORP	44,109	2,995,883
ONO PHARMACEUTICAL CO LTD	67,100	1,664,171
OPENDOOR TECHNOLOGIES INC	52,400	765,564
ORIENTAL LAND CO LTD/JAPAN	7,300	1,229,504
ORMAT TECHNOLOGIES INC	15,331	1,215,748
ORORA LTD	114,076	290,286
OSHKOSH CORP	39,600	4,463,316
OVINTIV INC	35,418	1,193,587
OWENS & MINOR INC	60,943	2,651,021
OWENS CORNING	49,500	4,479,750
PACKAGING CORP OF AMERICA	54,000	7,352,100
PAPA JOHN’S INTERNATIONAL INC	18,674	2,492,419
PARKER-HANNIFIN CORP	40,153	12,773,472
PATRICK INDUSTRIES INC	22,786	1,838,602
PAYCOM SOFTWARE INC	1,388	576,284
PAYPAL HOLDINGS INC	35,393	6,674,412
PDC ENERGY INC	24,395	1,189,988
PEPSICO INC	48,844	8,484,691
PERELLA WEINBERG PARTNERS	116,902	1,503,360
PERFORMANCE FOOD GROUP CO	44,512	2,042,656
PERNOD RICARD SA	18,985	4,566,230
PFIZER INC	151,175	8,926,884
PGT INNOVATIONS INC	140,721	3,164,815
PING AN INSURANCE GROUP CO OF HK/02318	254,500	1,832,943
PINTEREST INC	71,582	2,602,006
PLAYA HOTELS & RESORTS NV	92,261	736,243
POPULAR INC	27,980	2,295,479
PORTLAND GENERAL ELECTRIC CO	29,468	1,559,447
PRA GROUP INC	14,419	723,978
PRIMIS FINANCIAL CORP	102,447	1,540,803
PRIMORIS SERVICES CORP	77,096	1,848,762
PROASSURANCE CORP	40,725	1,030,343
PROCTER & GAMBLE CO/THE	49,995	8,178,182
PROGRESSIVE CORP/THE	31,400	3,223,210
PROQR THERAPEUTICS NV	93,982	752,796
PROSPERITY BANCSHARES INC	72,200	5,220,060
PRUDENTIAL PLC	68,642	1,184,930
PTC THERAPEUTICS INC	17,193	684,797
Q2 HOLDINGS INC	12,174	967,103
QIAGEN NV	7,900	440,120
QUEST DIAGNOSTICS INC	44,500	7,698,945
RAMBUS INC	71,962	2,114,963
RAPID7 INC	31,401	3,695,584
RAPT THERAPEUTICS INC	14,653	538,205
REATA PHARMACEUTICALS INC	18,191	479,515
RED ROCK RESORTS INC	32,353	1,779,739
REDFIN CORP	20,106	771,869

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
RELAY THERAPEUTICS INC	16,908	519,245
RELIANCE STEEL & ALUMINUM CO	40,800	6,618,576
RELIANT BANCORP INC	23,500	834,250
REPAY HOLDINGS CORP	145,494	2,658,175
REPLIMUNE GROUP INC	9,502	257,504
REPUBLIC SERVICES INC	31,400	4,378,730
RESONA HOLDINGS INC	684,300	2,658,641
REVOLUTION MEDICINES INC	23,238	584,900
RIO TINTO PLC	82,263	5,450,721
ROCHE HOLDING AG	15,503	6,450,296
ROCKET PHARMACEUTICALS INC	21,694	473,580
ROGERS CORP	6,468	1,765,764
ROKU INC	17,502	3,993,956
ROLLS-ROYCE HOLDINGS PLC	103,805	172,768
ROPER TECHNOLOGIES INC	6,596	3,244,309
ROSS STORES INC	71,597	8,182,105
ROTHSCHILD & CO	11,093	509,014
ROYAL DUTCH SHELL PLC A SHS	37,625	826,488
RPM INTERNATIONAL INC	31,975	3,229,475
RUSH ENTERPRISES INC	11,958	665,343
RWE AG	31,973	1,298,768
RYANAIR HOLDINGS PLC	6,901	120,857
RYANAIR HOLDINGS PLC ADR	4,710	481,974
S&P GLOBAL INC	9,933	4,687,681
SAFRAN SA	5,420	663,576
SAGE THERAPEUTICS INC	3,816	162,333
SALESFORCE.COM INC	5,122	1,301,654
SAMSUNG ELECTRONICS CO LTD GDR	4,434	7,311,666
SANDS CHINA LTD HK/01928	163,200	380,143
SANDVIK AB	35,317	985,335
SAP SE ADR	21,790	3,052,997
SCHNEIDER ELECTRIC SE	45,583	8,939,807
SCHNITZER STEEL INDUSTRIES INC	6,126	318,062
SCHOLAR ROCK HOLDING CORP	16,965	421,411
SCIENTIFIC GAMES CORP	23,644	1,580,129
SEA LTD ADR	50,118	11,211,898
SEAWORLD ENTERTAINMENT INC	32,624	2,115,993
SERVICENOW INC	24,317	15,784,408
SEVEN & I HOLDINGS CO LTD	27,200	1,194,244
SGS SA	605	2,023,196
SHELL PLC	127,563	2,803,145
SHERWIN-WILLIAMS CO/THE	12,126	4,270,292
SHINKO ELECTRIC INDUSTRIES CO	17,200	820,008
SHIONOGI & CO LTD	47,000	3,316,183
SHOPIFY INC	4,383	6,037,100
SHUTTERSTOCK INC	6,765	750,103
SIEMENS AG	11,465	1,990,642
SIEMENS HEALTHINEERS AG	11,278	844,164
SILICON LABORATORIES INC	6,614	1,365,262
SIMPLY GOOD FOODS CO/THE	52,386	2,177,686
SINGAPORE TELECOMMUNICATIONS	230,500	396,662
SIRIUSPOINT LTD	141,360	1,149,257
SKANDINAVISKA ENSKILDA BANKEN	184,255	2,561,175
SKYLINE CHAMPION CORP	67,870	5,360,373

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SM ENERGY CO	13,716	404,348
SMC CORP	2,105	1,418,323
SMITH & NEPHEW PLC	46,101	807,681
SMURFIT KAPPA GROUP PLC	25,814	1,421,989
SNAP INC	182,136	8,565,856
SNOWFLAKE INC	3,928	1,330,610
SOFI TECHNOLOGIES INC	98,452	1,556,526
SOFTBANK CORP	60,500	764,164
SOITEC	1,798	440,016
SONOVA HOLDING AG	6,733	2,643,986
SONY GROUP CORP	19,661	2,471,391
SOUTH JERSEY INDUSTRIES INC	76,103	1,987,810
SOUTHSTATE CORP	22,610	1,811,287
SPOTIFY TECHNOLOGY SA	14,730	3,447,262
SPRINKLR INC	103,758	1,646,639
SS&C TECHNOLOGIES HOLDINGS INC	45,561	3,735,091
STANDARD CHARTERED PLC	495,253	3,007,847
STARBUCKS CORP	12,980	1,518,271
STEEL DYNAMICS INC	82,900	5,145,603
STEPSTONE GROUP INC	19,132	795,317
STEVANATO GROUP SPA	23,705	532,177
STEVEN MADDEN LTD	74,296	3,452,535
STRYKER CORP	17,879	4,781,202
SUBARU CORP	22,000	392,983
SUNNOVA ENERGY INTERNATIONAL	33,098	924,096
SVB FINANCIAL GROUP	10,149	6,883,458
SVF INVESTMENT CORP 3	65,904	659,040
SWEDISH MATCH AB	118,258	940,698
SYMRISE AG	22,534	3,339,024
SYNAPTICS INC	12,655	3,663,749
SYNDAX PHARMACEUTICALS INC	19,520	427,293
SYNOPSYS INC	33,200	12,234,200
SYSCO CORP	95,000	7,462,250
SYSMEX CORP	28,400	3,835,005
T&D HOLDINGS INC	77,500	990,665
TABOOLA.COM LTD	65,836	512,204
TAIWAN SEMICONDUCTOR MANUFACTU ADR	83,201	10,009,912
TAIYO YUDEN CO LTD	25,650	1,474,560
TALANX AG	12,438	601,707
TE CONNECTIVITY LTD	7,734	1,247,804
TECAN GROUP AG	928	565,773
TECHTRONIC INDUSTRIES CO LTD HK/00669	43,000	855,996
TELEDYNE TECHNOLOGIES INC	10,013	4,374,580
TELEFLEX INC	4,590	1,507,723
TELKOM INDONESIA PERSERO TBK P	9,261,800	2,625,336
TENCENT HOLDINGS LTD ADR	57,245	3,337,384
TENCENT HOLDINGS LTD HK/00700	108,900	6,380,657
TESLA INC	23,546	24,882,942
TEXAS CAPITAL BANCSHARES INC	15,792	951,468
TEXAS INSTRUMENTS INC	46,377	8,740,673
TEXAS ROADHOUSE INC	23,145	2,066,386
TEXTRON INC	123,900	9,565,080
TG THERAPEUTICS INC	14,611	277,755
THERMO FISHER SCIENTIFIC INC	6,590	4,397,112

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
TJX COS INC/THE	16,928	1,285,174
T-MOBILE US INC	10,813	1,254,092
TOAST INC	31,810	1,104,125
TOKIO MARINE HOLDINGS INC	26,120	1,449,864
TOKYO ELECTRON LTD	5,600	3,223,204
TORO CO/THE	58,700	5,864,717
TOTALENERGIES SE	85,381	4,333,362
TRADEWEB MARKETS INC	58,315	5,839,664
TRANSUNION	51,609	6,119,795
TREX CO INC	16,762	2,263,373
TRICON RESIDENTIAL INC	93,892	1,434,670
TRIMBLE INC	47,816	4,169,077
TRINET GROUP INC	32,837	3,128,053
TRIUMPH BANCORP INC	21,215	2,526,282
TRIUMPH GROUP INC	21,972	407,141
TRUIST FINANCIAL CORP	109,162	6,391,435
TRUPANION INC	48,915	6,458,247
TURNING POINT THERAPEUTICS INC	14,402	686,975
TWILIO INC	3,545	933,540
TYLER TECHNOLOGIES INC	6,083	3,272,350
TYRA BIOSCIENCES INC	13,898	195,545
TYSON FOODS INC	98,100	8,550,396
UCB SA	10,848	1,237,952
ULTRAGENYX PHARMACEUTICAL INC	4,536	381,432
UNICHARM CORP	93,500	4,058,934
UNICREDIT SPA	121,173	1,866,335
UNILEVER PLC	43,298	2,313,838
UNITED COMMUNITY BANKS INC/GA	96,642	3,473,313
UNITED INTERNET AG	12,157	483,043
UNITED OVERSEAS BANK LTD	28,400	566,673
UNITED RENTALS INC	10,900	3,621,961
UNITEDHEALTH GROUP INC	26,129	13,120,416
US ECOLOGY INC	37,111	1,185,325
VALARIS LTD	5,434	195,624
VALEO	17,234	520,928
VALERO ENERGY CORP	101,000	7,586,110
VARONIS SYSTEMS INC	69,397	3,385,186
VEEVA SYSTEMS INC	39,437	10,075,365
VENTYX BIOSCIENCES INC	15,095	299,787
VERACYTE INC	41,266	1,700,159
VERITEX HOLDINGS INC	67,198	2,673,136
VERIZON COMMUNICATIONS INC	52,488	2,727,276
VERVE THERAPEUTICS INC	4,300	158,541
VF CORP	140,660	10,299,125
VIAVI SOLUTIONS INC	130,957	2,307,462
VICTORIA’S SECRET & CO	20,686	1,148,900
VINCERX PHARMA INC	17,731	180,679
VINCI SA	12,086	1,276,974
VIPER ENERGY PARTNERS LP	49,016	1,044,531
VISA INC	91,895	19,914,565
VOLVO AB	69,565	1,610,840
VUZIX CORP	6,470	56,030
W R BERKLEY CORP	98,900	8,148,371
WALT DISNEY CO/THE	59,447	9,207,746

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
WAYFAIR INC	6,880	1,306,994
WELBILT INC	2,576	61,232
WELLS FARGO & CO	65,354	3,135,685
WESCO INTERNATIONAL INC	17,362	2,284,666
WEST PHARMACEUTICAL SERVICES I	13,022	6,107,448
WESTLAKE CORP	74,000	7,187,620
WEWORK INC	38,893	334,480
WHITING PETROLEUM CORP	15,578	1,007,585
WIDEOPENWEST INC	39,707	854,495
WINGSTOP INC	15,197	2,626,042
WIX.COM LTD	1,922	303,272
WOLTERS KLUWER NV	8,104	954,764
WORLDLINE SA/FRANCE	7,409	412,934
WORTHINGTON INDUSTRIES INC	4,405	240,777
WPP PLC	67,560	1,024,417
XCEL ENERGY INC	82,800	5,605,560
XP INC	72,645	2,087,817
XYLEM INC/NY	17,500	2,098,600
YAMAHA MOTOR CO LTD	65,000	1,557,336
YAMATO HOLDINGS CO LTD	18,200	427,203
YANDEX NV	25,639	1,551,160
YELLOW CORP	45,515	573,034
YETI HOLDINGS INC	33,148	2,745,649
Y-MABS THERAPEUTICS INC	24,480	396,821
YUM! BRANDS INC	59,200	8,220,512
ZENTALIS PHARMACEUTICALS INC	6,459	542,944
ZIFF DAVIS INC	7,740	858,056
ZIONS BANCORP NA	133,000	8,400,280
ZOETIS INC	17,783	4,339,585
ZOOM VIDEO COMMUNICATIONS INC	16,000	2,942,560
ZOOMINFO TECHNOLOGIES INC	62,613	4,019,755
ZSCALER INC	18,913	6,077,314
ZYNGA INC	1,051,369	6,728,762
Total Common Stock		$2,537,020,423
Preferred Stock
CREDIT SUISSE GROUP AG 144A VAR RT 12/31/49 DD 09/12/18	200,000	$219,776
VOLKSWAGEN AG	7,740	1,562,166
Total Preferred Stock		$1,781,942
Mutual Funds
DREYFUS INS RSRV PR MONEY 6546	45,074,734	$45,074,734
ISHARES CORE MSCI EAFE ETF	41,933	3,129,879
ISHARES RUSSELL 2000 ETF	39,794	8,852,269
ISHARES RUSSELL MID-CAP VALUE	46,500	5,690,670
PIMCO FDS SHORT TERM FLTG NAV PORT II	1,301,515	13,029,469
Total Mutual Funds		$75,777,021
Real Estate Investment Trusts
ACADIA REALTY TRUST	183,080	$3,996,636
AGREE REALTY CORP	93,791	6,692,926
ALEXANDRIA REAL ESTATE EQUITIES	42,020	9,368,779
AMERICAN CAMPUS COMMUNITIES INC	105,769	6,059,506
AMERICAN HOMES 4 RENT	125,900	5,490,499

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AMERICAN TOWER CORP	6,595	1,929,038
AMERICOLD REALTY TRUST	111,342	3,650,904
APPLE HOSPITALITY REIT INC	58,268	941,028
AVALONBAY COMMUNITIES INC	47,611	12,026,062
BRIXMOR PROPERTY GROUP INC	290,868	7,390,956
CAMDEN PROPERTY TRUST	34,500	6,164,460
CHARTER HALL GROUP	35,917	537,415
COUSINS PROPERTIES INC	90,870	3,660,244
CROWN CASTLE INTERNATIONAL COR 1.350% 07/15/25 DD 06/15/20	300,000	296,073
DIGITAL REALTY TRUST INC	54,210	9,588,123
DIGITALBRIDGE GROUP INC	236,166	1,967,263
DIVERSIFIED HEALTHCARE TRUST	168,414	520,399
DUKE REALTY CORP	135,460	8,891,594
EMPIRE STATE REALTY TRUST INC	95,034	845,803
EPR PROPERTIES	39,530	1,877,280
EQUINIX INC	22,179	18,759,885
EQUITY LIFESTYLE PROPERTIES INC	67,900	5,952,114
EQUITY RESIDENTIAL	110,887	10,035,274
ESSENTIAL PROPERTIES REALTY TRUST	144,902	4,177,525
ESSEX PROPERTY TRUST INC	5,857	2,063,011
EXTRA SPACE STORAGE INC	16,020	3,632,215
FIRST INDUSTRIAL REALTY TRUST	57,388	3,799,086
FOUR CORNERS PROPERTY TRUST	52,992	1,558,495
HEALTHPEAK PROPERTIES INC	157,644	5,689,372
HIGHWOODS PROPERTIES INC	1,925	85,836
HOST HOTELS & RESORTS INC	212,646	3,697,914
HUDSON PACIFIC PROPERTIES INC	127,670	3,154,726
INDEPENDENCE REALTY TRUST INC	166,652	4,304,621
INNOVATIVE INDUSTRIAL PROPERTIES	9,000	2,366,190
INVITATION HOMES INC	299,273	13,569,038
JBG SMITH PROPERTIES	110,100	3,160,971
KILROY REALTY CORP	69,610	4,626,281
KITE REALTY GROUP TRUST	77,751	1,693,410
LAMAR ADVERTISING CO	49,500	6,004,350
LIFE STORAGE INC	52,950	8,110,881
MEDICAL PROPERTIES TRUST INC	269,275	6,362,968
MGM GROWTH PROPERTIES LLC	100,930	4,122,991
MID-AMERICA APARTMENT COMMUNITIES	21,250	4,875,600
NATIONAL RETAIL PROPERTIES INC	133,625	6,423,354
NATIONAL STORAGE AFFILIATES TRUST	72,734	5,033,193
OMEGA HEALTHCARE INVESTORS INC	42,564	1,259,469
OUTFRONT MEDIA INC	190,314	5,104,221
PARK HOTELS & RESORTS INC	91,300	1,723,744
PEBBLEBROOK HOTEL TRUST	116,839	2,613,688
PENNYMAC MORTGAGE INVESTMENT TRUST	33,540	581,248
PHILLIPS EDISON & CO INC	35,463	1,171,698
PROLOGIS INC	144,340	24,301,082
PS BUSINESS PARKS INC	21,999	4,051,556
PUBLIC STORAGE	48,262	18,077,015
REALTY INCOME CORP	58,185	4,165,464
REDWOOD TRUST INC	55,015	725,648
RETAIL VALUE INC	39,308	252,357
REXFORD INDUSTRIAL REALTY INC	82,150	6,663,187
RPT REALTY	125,080	1,673,570

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SABRA HEALTH CARE REIT INC	206,035	2,789,714
SBA COMMUNICATIONS CORP	6,905	2,686,183
SIMON PROPERTY GROUP INC	51,950	8,300,052
SL GREEN REALTY CORP	18,730	1,342,941
STORE CAPITAL CORP	68,478	2,355,643
SUN COMMUNITIES INC	42,612	8,947,242
UDR INC	151,493	9,088,065
VENTAS INC	186,565	9,537,203
VERIS RESIDENTIAL INC	191,579	3,521,222
VICI PROPERTIES INC	158,780	4,780,866
WELLTOWER INC	75,930	6,512,516
WEYERHAEUSER CO	96,036	3,954,762
XENIA HOTELS & RESORTS INC	247,652	4,484,978
Total Real Estate Investment Trusts		$365,819,623
Commodities
GOLD BARS	119	$21,566,009
PLATINUM BARS	28	1,354,728
SILVER BARS	68	7,854,306
Total Commodities		$30,775,043
Derivative Assets
90DAY EURO$ FUTURE (CME) EXP MAR 22	498,277	$–
90DAY EURO$ FUTURE DEC 22 CALL DEC 22 099.2500 ED 12/19/22	16	–
90DAY EURO$ FUTURE DEC 22 PUT DEC 22 098.750 ED 12/19/22	16	–
AUSTRALIAN 10YR BOND FUT (SFE) EXP MAR 22	404,730	–
BRENT CRUDE FUT (ICE) APR 22 PUT APR 22 055.000 ED 02/23/22	12	–
BRENT CRUDE FUTURE (ICE) EXP APR 22	77,351	–
BRENT CRUDE FUTURE (ICE) EXP DEC 22	3,960,954	–
BRENT CRUDE FUTURE (ICE) EXP DEC 23	1,941,268	–
BRENT CRUDE FUTURE (ICE) EXP JUN 22	1,527,820	–
BRENT CRUDE FUTURE (ICE) EXP JUN 23	4,548,544	–
BRENT CRUDE FUTURE (ICE) EXP JUN 24	611,109	–
BRENT CRUDE OIL FUTURE (ICE) EXP NOV 24	599,949	–
BRT/DUBAI 1ST LN FUT (ICE) EXP APR 22	2,312	–
BRT/DUBAI 1ST LN FUT (ICE) EXP APR 23	2,161	–
BRT/DUBAI 1ST LN FUT (ICE) EXP AUG 22	2,271	–
BRT/DUBAI 1ST LN FUT (ICE) EXP AUG 23	2,111	–
BRT/DUBAI 1ST LN FUT (ICE) EXP DEC 22	2,246	–
BRT/DUBAI 1ST LN FUT (ICE) EXP DEC 23	2,071	–
BRT/DUBAI 1ST LN FUT (ICE) EXP FEB 22	4,662	–
BRT/DUBAI 1ST LN FUT (ICE) EXP FEB 23	2,201	–
BRT/DUBAI 1ST LN FUT (ICE) EXP JAN 23	2,231	–
BRT/DUBAI 1ST LN FUT (ICE) EXP JUL 22	2,281	–
BRT/DUBAI 1ST LN FUT (ICE) EXP JUL 23	2,121	–
BRT/DUBAI 1ST LN FUT (ICE) EXP JUN 22	2,291	–
BRT/DUBAI 1ST LN FUT (ICE) EXP JUN 23	2,131	–
BRT/DUBAI 1ST LN FUT (ICE) EXP MAR 23	2,171	–
BRT/DUBAI 1ST LN FUT (ICE) EXP MAY 22	2,311	–
BRT/DUBAI 1ST LN FUT (ICE) EXP MAY 23	2,145	–
BRT/DUBAI 1ST LN FUT (ICE) EXP NOV 22	2,301	–
BRT/DUBAI 1ST LN FUT (ICE) EXP NOV 23	2,081	–
BRT/DUBAI 1ST LN FUT (ICE) EXP OCT 22	2,311	–
BRT/DUBAI 1ST LN FUT (ICE) EXP OCT 23	2,091	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BRT/DUBAI 1ST LN FUTURE (ICE) EXP SEP 22	2,281	–
BRT/DUBAI 1ST LN FUTURE (ICE) EXP SEP 23	2,101	–
BRT/DUBAI 1ST LN FUTURE (ISF) EXP MAR 22	2,351	–
CANADA 10YR BOND FUTURE (MSE) EXP MAR 22	451,637	–
CCA CURRENT AUC FUTURE (IFE) EXP FEB 22	1	–
CCA VINT FUTURE (IFE) EXP DEC 22	2,826,335	–
CCP IRS R 1.5% P CDOR 3M 2022 JUNE 17 LCH	200,000	585
CCP_CDS. SP UL JAGUAR LAND ROV REC 500BPS 2026 JUN 20	200,000	13,884
CCP_CDS._SP UL BRITISH TELECOM REC 100BPS 2028 JUN 20	100,000	–
CCP_CDS._SP UL JAGUAR LAND ROV REC 500BPS 2026 JUN 20	200,000	–
CCP_CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 JUN 20	3,400,000	–
CCP_CDX. SP UL CDX.NA.IG.37 CM REC 100BPS 2026 DEC 20	2,400,000	58,303
CCP_CDX._BP UL CDX.NA.HY.36 CM 5.000% 00BPS 2026 JUN 20	100,000	–
CCP_CDX._BP UL CDX.NA.IG.35 CM PAY 100BPS 2030 DEC 20	1,200,000	–
CCP_CDX._BP UL CDX.NA.IG.37 CM PAY 100BPS 2031 DEC 20	1,200,000	–
CCP_CDX._BP UL ITRAXX EUROPE S PAY 100BPS 2029 DEC 20	100,000	–
CCP_CDX._SP UL CDX.NA.IG.37 CM REC 100BPS 2026 DEC 20	2,400,000	–
CCP_IFS. P UK RPI ALL ITEMS NS REC 3.0% 2050 NOV 15	100,000	49,117
CCP_IFS. P UK RPI ALL ITEMS NS REC 3.4% 2030 NOV 15	140,000	24,874
CCP_IFS. P UK RPI ALL ITEMS NS REC 3.05% 2050 NOV 15	100,000	45,261
CCP_IFS. P UK RPI ALL ITEMS NS REC 3.45% 2030 NOV 15	140,000	23,735
CCP_IFS._P UK RPI ALL ITEMS NS REC 3.0% 2050 NOV 15	100,000	–
CCP_IFS._P UK RPI ALL ITEMS NS REC 3.4% 2030 NOV 15	140,000	–
CCP_IFS._P UK RPI ALL ITEMS NS REC 3.05% 2050 NOV 15	100,000	–
CCP_IFS._P UK RPI ALL ITEMS NS REC 3.45% 2030 NOV 15	140,000	–
CCP_IFS._R UK RPI ALL ITEMS NS PAY 3.7% 2031 APR 15	400,000	–
CCP_IFS._R UK RPI ALL ITEMS NS PAY 3.22% 2040 NOV 15	240,000	–
CCP_IFS._R UK RPI ALL ITEMS NS PAY 3.27% 2040 NOV 15	240,000	–
CCP_IFS._R UK RPI ALL ITEMS NS PAY 3.74% 2031 MAR 15	100,000	–
CCP_IRS R 1.5% P CDOR 3M 2022 JUNE 17 LCH	200,000	–
CCP_IRS R USD-LIBOR-BBA 3M P US0001M+8.5 2022 JUN 19	6,000,000	–
CCP_IRS. P CAD-BA-CDOR 3M CME REC 2.0% 2023 NOV 14	1,000,000	858
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.27% 2022 MAR 03	700,000	714
CCP_IRS. P CAD-BA-CDOR 3M CME REC 2.06% 2023 OCT 28	2,300,000	3,487
CCP_IRS. P JPY-LIBOR-BBA 6M CM REC 0.0% 2022 JUN 19	30,000,000	68
CCP_IRS. P JPY-LIBOR-BBA 6M CM REC 0.0% 2022 MAR 17	60,000,000	72
CCP_IRS. P NZD-BBR-FRA 3M CME REC 3.0% 2023 DEC 15	2,000,000	5,454
CCP_IRS. P NZD-BBR-FRA 3M CME REC 3.0% 2023 NOV 01	2,100,000	6,501
CCP_IRS. P SEK-STIBOR-SIDE 3M REC 1.0% 2029 JUN 19	800,000	939
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.5% 2028 DEC 15	1,700,000	4,373
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 2.0% 2051 DEC 15	800,000	55,456
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.75% 2022 DEC 16	2,200,000	5,168
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.75% 2031 DEC 15	1,900,000	32,271
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.5% 2031 DEC 15	2,000,000	37,914
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.25% 2028 DEC 15	800,000	2,791
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.75% 2051 DEC 15	100,000	7,674
CCP_IRS. P ZAR-JIBAR-SAFEX 3M REC 7.25% 2023 JUN 20	2,500,000	4,827
CCP_IRS. R AUD-BBR-BBSW 6M CME PAY 1.75% 2031 JUN 16	150,000	1,988
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.0% 2036 MAR 17	200,000	15,076
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.05% 2050 MAY 27	50,000	7,021
CCP_IRS. R EUR-EURIBOR-REUTERS PAY-0.25% 2027 SEP 21	1,300,000	29,345
CCP_IRS. R GBP-SONIA-COMPOUND PAY 0.75% 2032 MAR 16	200,000	5,453
CCP_IRS. R GBP-SONIA-COMPOUND PAY 0.75% 2052 MAR 16	250,000	7,605
CCP_IRS. R JPY-TONA-OIS-COMPOUND 0.000% .0% 2022 MAR 17	60,000,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.0% 2022 JUN 19	30,000,000	28
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.0% 2022 MAR 17	60,000,000	27
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.4% 2051 AUG 13	10,000,000	2,591
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.4% 2051 DEC 15	10,000,000	2,657
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.05% 2031 DEC 15	110,000,000	2,537
CCP_IRS. R NZD-BBR-FRA 3M CME PAY 0.5% 2025 DEC 16	50,000	2,586
CCP_IRS. R SGD-SIBOR-REUTERS 6 PAY 1.25% 2031 SEP 15	400,000	4,715
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.4% 2026 MAR 30	1,900,000	70,529
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.5% 2026 JUN 16	3,500,000	124,609
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 2030 DEC 16	100,000	4,555
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.4% 2031 JUL 19	400,000	5,593
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 JUN 16	3,500,000	250,641
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 MAR 30	3,735,000	257,920
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.15% 2051 MAR 30	300,000	40,148
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2026 DEC 15	3,300,000	16,171
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2041 JUN 09	400,000	33,413
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2050 DEC 16	300,000	33,040
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2051 JUN 16	125,000	13,795
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.37% 2031 JUL 19	200,000	3,338
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.45% 2031 AUG 10	400,000	3,961
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.94% 2051 JUN 22	100,000	–
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.0% 2026 DEC 15	2,500,000	13,196
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.5% 2025 JUN 17	500,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.5% 2030 JUN 17	900,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 2.0% 2023 NOV 14	1,000,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.22% 2025 MAR 03	1,400,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.27% 2022 MAR 03	700,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 1.71% 2029 OCT 02	200,000	–
CCP_IRS._P CAD-BA-CDOR 3M CME REC 2.06% 2023 OCT 28	2,300,000	–
CCP_IRS._P CHF-SARON-OIS-COMPO REC -0.5% 2026 SEP 15	1,300,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.25% 2032 MAR 16	8,100,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.25% 2032 SEP 21	800,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.5% 2024 MAR 16	900,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.25% 2027 MAR 16	5,500,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.5% 2027 MAR 16	200,000	–
CCP_IRS._P GBP-SONIA-COMPOUND REC 0.25% 2024 MAR 16	500,000	–
CCP_IRS._P JPY-LIBOR-BBA 6M CM REC 0.0% 2022 JUN 19	30,000,000	–
CCP_IRS._P JPY-LIBOR-BBA 6M CM REC 0.0% 2022 MAR 17	60,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOU REC 0.0% 2022 JUN 19	100,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOU REC 0.0% 2028 DEC 15	150,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOU REC 0.0% 2031 MAR 17	60,000,000	–
CCP_IRS._P JPY-TONA-OIS-COMPOU REC 0.5% 2049 JUN 19	30,000,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 3.0% 2023 DEC 15	2,000,000	–
CCP_IRS._P NZD-BBR-FRA 3M CME REC 3.0% 2023 NOV 01	2,100,000	–
CCP_IRS._P SEK-STIBOR-SIDE 3M REC 1.0% 2029 JUN 19	800,000	–
CCP_IRS._P USD-LIBOR-BBA 1M CM R USD-LIBOR-BBA 3M 2022 MAR 18	15,200,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	3,100,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.5% 2023 DEC 15	4,500,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.5% 2028 DEC 15	1,700,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 2.0% 2051 DEC 15	800,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.25% 2023 MAR 30	200,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.75% 2022 DEC 16	2,200,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.25% 2051 JUN 16	900,000	–
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.46% 2051 FEB 02	300,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.75% 2031 DEC 15	1,900,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.0% 2026 DEC 15	600,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.0% 2027 JUN 15	400,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.5% 2031 DEC 15	2,000,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 0.25% 2023 DEC 15	4,300,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.23% 2031 AUG 15	4,900,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.25% 2028 DEC 15	800,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.25% 2032 JUN 15	700,000	–
CCP_IRS._P USD-SOFR-COMPOUND C REC 1.75% 2051 DEC 15	100,000	–
CCP_IRS._P ZAR-JIBAR-SAFEX 3M REC 7.25% 2023 JUN 20	2,500,000	–
CCP_IRS._R AUD-BBR-BBSW 6M CME PAY 1.75% 2031 JUN 16	150,000	–
CCP_IRS._R CNY-FIXING REPO RAT PAY 2.5% 2026 SEP 15	8,500,000	–
CCP_IRS._R CNY-FIXING REPO RAT PAY 2.75% 2026 SEP 15	7,500,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS 0.000% .0% 2036 MAR 17	200,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.5% 2052 MAR 16	2,200,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.5% 2052 SEP 21	200,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.05% 2050 MAY 27	50,000	–
CCP_IRS._R EUR-EURIBOR-REUTERS PAY -0.25% 2027 SEP 21	1,300,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 0.75% 2032 MAR 16	200,000	–
CCP_IRS._R GBP-SONIA-COMPOUND PAY 0.75% 2052 MAR 16	250,000	–
CCP_IRS._R JPY-LIBOR-BBA 6M CM PAY 0.0% 2022 JUN 19	100,000,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.0% 2022 JUN 19	30,000,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.4% 2039 JUN 19	100,000,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.4% 2051 AUG 13	10,000,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.4% 2051 DEC 15	10,000,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.05% 2031 DEC 15	110,000,000	–
CCP_IRS._R NZD-BBR-FRA 3M CME PAY 0.5% 2025 DEC 16	50,000	–
CCP_IRS._R SGD-SIBOR-REUTERS 6 PAY 1.25% 2031 SEP 15	400,000	–
CCP_IRS._R SGD-SORA-COMPOUND C PAY 1.5% 2031 DEC 15	400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.4% 2026 MAR 30	1,900,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.5% 2026 JUN 16	3,500,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.0% 2030 DEC 16	100,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.3% 2024 AUG 25	1,050,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.4% 2031 JUL 19	400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 2.0% 2030 JAN 15	1,600,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 3.0% 2024 JUN 19	1,100,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 JUN 16	3,500,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 0.75% 2031 MAR 30	3,735,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.15% 2051 MAR 30	300,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2024 AUG 31	1,400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2026 DEC 15	3,300,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2041 JUN 09	400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2050 DEC 16	300,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.25% 2051 JUN 16	125,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.37% 2031 JUL 19	200,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.45% 2031 AUG 10	400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.94% 2051 JUN 15	100,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.97% 2051 JUN 23	200,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 2.09% 2051 DEC 23	150,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.0% 2026 DEC 15	2,500,000	–
CCP_IRS._R USD-SOFR-COMPOUND C PAY 1.5% 2052 JUN 15	100,000	–
CCP_IRS_R US0003M P US0001M 2023 APR 27	2,900,000	–
CCP_IRS_R US0003M VAR RT 04/26/22 DD 04/26/21	5,500,000	–
CCP_OIS._P BRL-CDI 1D CME REC 3.3% 2022 JAN 03	13,200,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_OIS._P BRL-CDI 1D CME REC 3.7% 2022 JAN 03	4,500,000	–
CCP_OIS._P BRL-CDI 1D CME REC 3.35% 2022 JAN 03	900,000	–
CCP_ZCS. R BRL-CDI 1D CME PAY 7.2% 2022 JAN 03	19,900,000	3,515
CCP_ZCS. R GBP-SONIA-COMPOUND PAY 0.01% 2023 FEB 07	3,450,000	39,343
CCP_ZCS._P USD-SOFR-COMPOUND C REC 0.77% 2023 DEC 31	7,200,000	–
CCP_ZCS._R BRL-CDI 1D CME PAY 7.2% 2022 JAN 03	19,900,000	–
CCP_ZCS._R GBP-SONIA-COMPOUND PAY 0.01% 2023 FEB 07	3,450,000	–
CCS AUD R US3ML +29.75 MYC 2030 OCT 14	200,000	147,757
CCS AUD R US3ML/AUD3MBBSW+42.2 P 2029 AUG 27	700,000	509,045
CCS AUD R US3ML-AUD3MBBSW+29 2031 JAN 04	700,000	2,324
CCS R US3ML-AUD3MBBSW+42 2029 JUL 31	800,000	581,798
CDS. SP UL REPUBLIC OF ITALY R 100BPS 2025 JUN 20	300,000	3,196
CDS._SP UL REPUBLIC OF ITALY R 100BPS 2025 JUN 20	300,000	–
CDS_BP CMZB P 1% 2022 JUN 20	200,000	–
CDS_BP UL JAPAN P 100BPS 2022 JUN 20	1,300,000	–
CDS_BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	–
CDS_BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	–
CMM FWD EURMARG3 F2-M2 6.2 MYC 2022 JUN 30	2,400	3,515
COCOA FUTURE (NYB) EXP MAR 22	100,804	–
COFFEE ‘C’ FUTURE (NYB) EXP JUL 22	84,470	–
COFFEE ‘C’ FUTURE (NYB) EXP MAR 22	339,154	–
COM FWD EURMARG3 1H22 MYC 2022 JUN 30	2,400	3,503
COM FWD EURMARG3 1Q22 5.82 BPS 2022 MAR 31	12,000	16,729
COM FWD EURMARG3 1Q22 5.85 2022 MAR 2022	1,500	–
COM FWD EURMARG3 1Q22 MAC 2022 MAR 31	1,800	1,637
COM FWD EURMARG3 CAL23 JPM 2023 DEC 31	4,800	735
COM FWD EURMARG3 CAL23 MYC 2023 DEC 31	2,400	403
COM FWD FNCAL G22 341.1 2022 FEB 28	280,000	–
COM FWD GOLDLNPM 1861.049 JPM 2022 JAN 28	100	–
COM FWD LLSCO CAL21 -1.7 JPM 2021 DEC 31	180	–
COM FWD LLSCO CAL22 -2.1 MYC 2022 DEC 31	4,800	1,893
COM FWD LLSCO CAL22 -2.5 2022 DEC 31	2,400	1,425
COM FWD LLSCO CAL22 -2.8 2022 DEC 31	2,400	1,785
COM FWD LLSMEH 1H22 JPM 2022 JUN 30	2,400	711
COM FWD MEHCO CAL22 - 2.82 JPM 2022 DEC 31	7,200	3,962
COM FWD MEHCO CAL22 -2.2 MYC 2022 DEC 31	2,400	578
COM FWD MEHCO CAL22 MYC 2022 DEC 31	2,400	758
COM FWD MEHCO CAL22-2.2 2022 DEC 31	2,400	578
COM FWD MEHCO CAL22-2.3 2022 DEC 31	4,800	1,396
COM FWD MEHCO CAL22-2.36 MYC 2022 DEC 31	2,400	770
COM FWD MEHCO CALL22 -2.3 MAC 2022 DEC 31	2,400	698
COM FWD MEHCO CALL22-2.3 2022 DEC 31	2,400	698
COM FWD MEHCO CALL22-2.33 2022 DEC 31	2,400	734
COM FWD TTFNBP 1Q22 MYC 2022 MAR 31	810,000	30,355
COM FWD TTFNBP 1Q22-5.36 2022 MAR 31	270,000	10,685
COM FWD TTFNBP V1-H2 MYC 2022 MAR 31	180,000	5,625
COM FWD TTFNBP V1-H2-4.1 2022 MAR 31	180,000	5,588
COM FWD TTFNBP V1-H2-4.35 2022 MAR 31	180,000	5,893
COM FWD TZTCAL G22 136.3 2022 FEB 28	8,064	–
COM SWAP R SPGCESP (RRE) CME 2021 MAR 31	89	–
COM_FWD TTFNBP F22-10.1 2022 JAN 31	31,000	–
COMM SWAP R SPGCESP (RRE) CME 2022 MAR 31	89	2,420,874
COMM SWAP R SPGCESP (RRE)CME 2022 MAR 31	912	24,807,157
COMMIT TO PUR FNMA SF MTG 2.000% 02/01/52 DD 02/01/22	9,500,000	43,373

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COMMIT TO PUR FNMA SF MTG 4.000% 02/01/52 DD 02/01/22	6,700,000	424,246
COMMIT TO PUR FNMA SF MTG 4.000% 12/01/51 DD 12/01/21	7,800,000	488,330
COPPER FUTURE (CMX) EXP MAR 22	334,766	–
CORN FUTURE (CBT) EXP JUL 22	29,676	–
CORN FUTURE (CBT) EXP MAR 22	830,578	–
COTTON NO 2 FUTURE (NYB) EXP MAR 22	56,301	–
COTTON NO.2 FUTURE (NYB) EXP JUL 22	53,941	–
ECX EMISSION (EDX) EXP MAR 22	91,227	–
EURO$ 1YR MID-CRV FUT DEC 22 CALL DEC 22 98.750 ED 12/16/22	16	–
EURO$ 1YR MID-CRV FUTURE DEC 2 PUT DEC 22 098.000 ED 12/16/22	16	–
EURO-BOBL FUTURE (EUX) EXP MAR 22	3,788,038	–
EURO-BTP FUTURE (EUX) EXP MAR 22	6,018,508	–
EURO-BUND FUTURE (EUX) EXP MAR 22	8,574,850	–
EURO-BUXL 30Y BND FUTURE (EUX) EXP MAR 22	470,211	–
EURO-OAT FUTURE (EUX) EXP MAR 22	4,267,309	–
FRENCH REPUBLIC GOVERNMENT PUT MAY 25 97.000 ED 05/23/25	200,000	29,857
GOLD 100 OZ FUTURE (CMX) EXP APR 22	183,101	–
GOLD 100 OZ FUTURE (CMX) EXP FEB 22	22,126,181	–
HENRY HB LD1 FUTURE (IFE) EXP APR 23	23,036	–
HENRY HB LD1 FUTURE (IFE) EXP MAY 23	22,601	–
HENRY HUB LD1 FUTURE (IFE) EXP AUG 23	23,388	–
HENRY HUB LD1 FUTURE (IFE) EXP JUL 23	23,261	–
HENRY HUB LD1 FUTURE (IFE) EXP JUN 23	22,901	–
HENRY HUB LD1 FUTURE (IFE) EXP OCT 23	23,591	–
HENRY HUB LD1 FUTURE (IFE) EXP SEP 23	23,313	–
IRON ORE 62% (SGX) EXP MAR 22	120,260	–
IRS R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	100,000	223
IRS. R MYR-KLIBOR 3M P 3.0% 2027 MAR 16	800,000	202
IRS. R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	2,200,000	6,799
IRS._R MYR-KLIBOR 3M P 3.0% 2027 MAR 16	800,000	–
IRS._R MYR-KLIBOR 3M P 3.5% 2032 MAR 16	1,100,000	–
IRS._R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	2,200,000	–
IRS_R MYR-KLIBOR 3M P 3.25% 2032 MAR 16	100,000	–
JPN 10Y BOND FUTURE (OSE) EXP MAR 22	1,316,401	–
KC HRW WHEAT FUTURE (CBT) EXP JUL 22	39,889	–
KC HRW WHEAT FUTURE (CBT) EXP MAR 22	160,304	–
LEAD FUTURE (LME) EXP MAR 22	57,851	–
LEAN HOGS FUTURE (CME) EXP APR 22	242,837	–
LIVE CATTLE FUTURE (CME) EXP APR 22	173,793	–
LONG GILT FUTURE (ICF) EXP MAR 22	845,859	–
LOW SU GASOIL G FUTURE (ICE) EXP JUN 22	1,890,104	–
NATURAL GAS FUTURE (NYM) EXP JUL 22	36,381	–
NATURAL GAS FUTURE (NYM) EXP MAR 22	106,713	–
NICKEL FUTURE (LME) EXP MAR 22	249,524	–
NY HARB ULSD FUTURE (NYM) EXP JUN 22	284,461	–
PLATINUM FUTURE (NYM) EXP APR 22	917,909	–
PRI ALUMINUM FUTURE (LME) EXP MAR 22	70,201	–
SILVER FUTURE (CMX) EXP MAR 22	7,939,748	–
SNG GSOIL V LOW SU (ISF) EXP DEC 22	4,787	–
SNG GSOIL V LOW SU (ISF) EXP NOV 22	4,780	–
SNG GSOIL V LOW SU (ISF) EXP OCT 22	5,270	–
SOYBEAN FUTURE (CBT) EXP MAR 22	334,818	–
SOYBEAN MEAL FUTURE (CBT) EXP JUL 22	39,761	–
SOYBEAN MEAL FUTURE (CBT) EXP MAR 22	678,487	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SOYBEAN OIL FUTURE (CBT) EXP JUL 22	67,814	–
SOYBEAN OIL FUTURE (CBT) EXP MAR 22	101,757	–
SUGAR #11 (WORLD) FUTURE EXP JUL 22	41,196	–
SUGAR #11 WORLD FUTURE (NYB) EXP MAR 22	211,466	–
TRS EL COMM SWAP BCOM INDEX P 0% 2022 MAR 02	1,081,665	167,902
TRS EL COMM SWAP BCOM P 0% 2022 JAN 18	700,185	141,020
TRS EL COMM SWAP BCOMTR INDEX P T BILL+13BPS 2022 FEB 15	697,518	29,253
TRS EL COMM SWAP BCOMTR INDEX P TBILL +12BPS 2022 FEB 15	704,640	29,555
TRS EL COMM SWAP CIBZC17F INDX P 0% 2022 FEB 15	12,610	7,824
TRS EL COMM SWAP JMABFNJ2 JPM P 0% 2022 DEC 30	494,706	–
TRS EL COMM SWAP PIMCODB MAC P 0% 2022 FEB 15	4,009	7,158
TRS EL COMM SWAP SPGCESTR INDX P TBILL+16 2022 FEB 15	25,969,446	1,657,682
TRS EL COMM SWAP SPGCESTR INDX P TBILL+16BPS 2022 FEB 15	82,919	–
TRS EL COMM SWAP SPGCESTR INDX P TBILL+17BPS 2022 FEB 15	7,381,307	517,186
TRS EL COMM SWAP SPGCESTR INDX P TIBLL+17BPS 2022 FEB 15	10,869,058	761,562
TRS_EL COMM SWAP SPGCESTR INDX P TBILL+16BPS 2022 FEB 15	32,504,214	2,262,001
TRS_EL IBOXIG INDEX R SOFR 2022 JUN 20	6,400,000	–
TRS_FL COMM SWAP BCOM INDEX P 0% 2022 MAR 02	7,438	–
TRS_FL COMM SWAP BCOM P 0% 2022 JAN 18	7,434	–
TRS_FL COMM SWAP BCOMF1NTC P 0%+12BPS 2022 FEB 15	56,439	–
TRS_FL COMM SWAP BCOMTR INDEX P T BILL+13BPS 2022 FEB 15	3,507	–
TRS_FL COMM SWAP BCOMTR INDEX P TBILL +12BPS 2022 FEB 15	3,543	–
TRS_FL COMM SWAP CIBZC17F INDX P 0% 2022 FEB 15	1,155	–
TRS_FL COMM SWAP JMABFNJ2 JPM P 0% 2022 DEC 30	5,241	–
TRS_FL COMM SWAP PIMCODB MAC P 0% 2022 FEB 15	1,120	–
TRS_FL COMM SWAP SPGCESTR INDX P TBILL+16 2022 FEB 15	62,443	–
TRS_FL COMM SWAP SPGCESTR INDX P TBILL+17BPS 2022 FEB 15	18,960	–
TRS_FL COMM SWAP SPGCESTR INDX P TIBLL+17BPS 2022 FEB 15	27,919	–
TRS_FL JMABFNJ2 INDEX P 0 2021 DEC 31	471,161	6,327
TRS_FL JMABFNJ2 INDEX VAR RT 12/31/21 DD 12/31/20	5,241	–
US 10YR NOTE FUTURE (CBT) EXP MAR 22	17,482,947	–
US 10YR ULTRA FUTURE (CBT) EXP MAR 22	3,660,963	–
US 2YR TREAS NTS FUTURE (CBT) EXP MAR 22	42,543,711	–
US 5YR NOTE FUTURE (CBT) EXP MAR 22	10,525,048	–
US LONG BOND FUTURE (CBT) EXP MAR 22	3,529,647	–
US ULTRA BOND FUTURE (CBT) EXP MAR 22	2,759,764	–
VAR GOLDLNPM 0.04347225 JPM 2022 MAR 04	1,936,925	22,727
VARS GOLDLNOM 0.051529 UAG 2022 DEC 05	352,416	3,824
WHEAT FUTURE (CBT) EXP MAR 22	346,847	–
WTI CRUDE FUTURE (ICE) EXP DEC 22	2,164,761	–
WTI CRUDE FUTURE (ICE) EXP DEC 23	194,673	–
WTI CRUDE FUTURE (ICE) EXP JUN 22	1,907,646	–
WTI CRUDE FUTURE (NYM) EXP APR 22	148,902	–
WTI CRUDE FUTURE (NYM) EXP DEC 22	2,094,930	–
WTI CRUDE FUTURE (NYM) EXP DEC 23	1,103,147	–
WTI CRUDE FUTURE (NYM) EXP DEC 24	555,129	–
WTI CRUDE FUTURE (NYM) EXP JUN 22	586,968	–
WTI CRUDE FUTURE (NYM) EXP JUN 23	4,223,583	–
WTI CRUDE FUTURE (NYM) EXP JUN 24	567,819	–
WTI CRUDE FUTURE APR 22 PUT APR 22 055.000 ED 3/17/22	12	–
ZINC FUTURE (LME) EXP MAR 22	177,402	–
Total Derivative Assets		$36,559,578
Total Investment Assets (at fair value)		$11,203,366,580

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Separately Managed Accounts
Derivative Liabilities
BLOOMBERG COMMODITY INDEX (BCOM) CALL JAN 22 080.400 ED 011822	7,427	$(70,161)
BLOOMBERG COMMODITY INDEX BCOM CALL MAR 22 093.940 ED 030222	7,438	(47,786)
BLOOMBERG COMMODITY INDEX (BCOM CALL MAR 22 102.600 ED 030222	18,525	(27,711)
CAD/USD SPOT OPTION 2022 CALL FEB 22 01.265 ED 02/11/22	470,000	(7,162)
CCP IRS P AU0006M CALL JAN 22 001.770 ED 012022	300,000	(358)
CCP IRS P AU0006M PUT JAN 22 002.100 ED 012022	300,000	(713)
CCP IRS P US0003M CALL JAN 22 001.355 ED 012022	600,000	(488)
CCP IRS P US0003M PUT JAN 22 001.655 ED 012022	600,000	(2,752)
CCP IRS R 1.1175% P US0003M CALL JAN 22 001.118 ED 011822	200,000	(34)
CCP IRS R 1.125% P US0003M CALL JAN 22 001.120 ED 011822	200,000	(49)
CCP IRS R 1.185% P US0003M CALL FEB 22 000.012 ED 021422	700,000	(991)
CCP IRS R 1.225% P US0003M CALL JAN 22 001.225 ED 011822	100,000	(33)
CCP IRS R 1.33% P US0003M CALL JAN 22 001.330 ED 011822	400,000	(432)
CCP IRS R 1.4175% P US0003M PUT JAN 22 001.418 ED 011822	200,000	(507)
CCP IRS R 1.445% P US0003M PUT JAN 22 001.440 ED 011822	200,000	(409)
CCP IRS R 1.545% P US0003M PUT JAN 22 001.545 ED 011822	100,000	(298)
CCP IRS R 1.585% P US0003M PUT FEB 22 000.016 ED 021422	700,000	(1,511)
CCP IRS R 1.63% P US0003M PUT JAN 22 001.630 ED 011822	400,000	(505)
CCP IRS R SONIA P 0.82% CALL DEC 24 000.820 ED 121624	800,000	(4,156)
CCP IRS R US0003M P US0001M 2022 APR 26	5,500,000	(439)
CCP IRS R USD-LIBOR-BBA 3M P US0001M+8.5 2022 JUN 19	6,000,000	(313)
CCP_CDS. SP UL BRITISH TELECOM REC 100BPS 2028 JUN 20	100,000	(3,443)
CCP_CDX. BP UL CDX.NA.HY.36 CM PAY 500BPS 2026 JUN 20	100,000	(9,022)
CCP_CDX. BP UL CDX.NA.IG.35 CM PAY 100BPS 2030 DEC 20	1,200,000	(17,700)
CCP_CDX. BP UL CDX.NA.IG.37 CM PAY 100BPS 2031 DEC 20	1,200,000	(11,581)
CCP_CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 DEC 20	100,000	(1,942)
CCP_CDX. BP UL ITRAXX EUROPE S PAY 100BPS 2029 JUN 20	3,400,000	(77,333)
CCP_IFS. R UK RPI ALL ITEMS NS PAY 3.7% 2031 APR 15	400,000	(54,406)
CCP_IFS. R UK RPI ALL ITEMS NS PAY 3.22% 2040 NOV 15	240,000	(75,904)
CCP_IFS. R UK RPI ALL ITEMS NS PAY 3.27% 2040 NOV 15	240,000	(70,334)
CCP_IFS. R UK RPI ALL ITEMS NS PAY 3.74% 2031 MAR 15	100,000	(12,400)
CCP_IRS R US0003M P US0001M 2023 APR 27	2,900,000	(197)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2025 JUN 17	500,000	(3,695)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.5% 2030 JUN 17	900,000	(22,299)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.22% 2025 MAR 03	1,400,000	(18,331)
CCP_IRS. P CAD-BA-CDOR 3M CME REC 1.71% 2029 OCT 02	200,000	(1,781)
CCP_IRS. P CHF-SARON-OIS-COMPO REC -0.5% 2026 SEP 15	1,300,000	(16,825)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.25% 2032 MAR 16	8,100,000	(74,413)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.25% 2032 SEP 21	800,000	(13,789)
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.5% 2024 MAR 16	900,000	(5,698)
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2027 MAR 16	5,500,000	(96,100)
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.5% 2027 MAR 16	200,000	(7,525)
CCP_IRS. P GBP-SONIA-COMPOUND REC 0.25% 2024 MAR 16	500,000	(11,478)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.0% 2022 JUN 19	100,000,000	(92)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.0% 2028 DEC 15	150,000,000	(1,326)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.0% 2031 MAR 17	60,000,000	(5,658)
CCP_IRS. P JPY-TONA-OIS-COMPOUND REC 0.5% 2049 JUN 19	30,000,000	(1,999)
CCP_IRS. P USD-LIBOR-BBA 1M CM R USD-LIBOR-BBA 3M 2022 MAR 18	15,200,000	(26)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.4% 2028 JAN 15	3,100,000	(183,183)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.5% 2023 DEC 15	4,500,000	(35,070)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.25% 2023 MAR 30	200,000	(949)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.25% 2051 JUN 16	900,000	(100,966)
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.46% 2051 FEB 02	300,000	(18,514)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.0% 2026 DEC 15	600,000	(3,064)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.0% 2027 JUN 15	400,000	(4,343)
CCP_IRS. P USD-SOFR-COMPOUND C REC 0.25% 2023 DEC 15	4,300,000	(38,764)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.23% 2031 AUG 15	4,900,000	(39,776)
CCP_IRS. P USD-SOFR-COMPOUND C REC 1.25% 2032 JUN 15	700,000	(7,782)
CCP_IRS. R CNY-FIXING REPO RAT PAY 2.5% 2026 SEP 15	8,500,000	(8,431)
CCP_IRS. R CNY-FIXING REPO RAT PAY 2.75% 2026 SEP 15	7,500,000	(20,339)
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.5% 2052 MAR 16	2,200,000	(13,346)
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.5% 2052 SEP 21	200,000	(339)
CCP_IRS. R JPY-LIBOR-BBA 6M CM PAY 0.0% 2022 JUN 19	100,000,000	(228)
CCP_IRS. R JPY-TONA-OIS-COMPOUND PAY 0.4% 2039 JUN 19	100,000,000	(10,767)
CCP_IRS. R SGD-SORA-COMPOUND C PAY 1.5% 2031 DEC 15	400,000	(1,877)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.3% 2024 AUG 25	1,050,000	(5,669)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 2.0% 2030 JAN 15	1,600,000	(61,117)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 3.0% 2024 JUN 19	1,100,000	(52,337)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.25% 2024 AUG 31	1,400,000	(5,842)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.94% 2051 JUN 15	100,000	(5,327)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.94% 2051 JUN 22	100,000	(5,211)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.97% 2051 JUN 23	200,000	(12,007)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 2.09% 2051 DEC 23	150,000	(13,984)
CCP_IRS. R USD-SOFR-COMPOUND C PAY 1.5% 2052 JUN 15	100,000	(1,084)
CCP_OIS. P BRL-CDI 1D CME REC 3.3% 2022 JAN 03	13,200,000	(21,015)
CCP_OIS. P BRL-CDI 1D CME REC 3.7% 2022 JAN 03	4,500,000	(7,843)
CCP_OIS. P BRL-CDI 1D CME REC 3.35% 2022 JAN 03	900,000	(1,834)
CCP_ZCS. P USD-SOFR-COMPOUND C REC 0.77% 2023 DEC 31	7,200,000	(6,007)
CCS USD P US3ML MYC +29.75 MYC 2030 OCT 14	143,680	(149,964)
CCS USD P US3ML-AUD3MBBSW+29 2031 JAN 04	527,380	(6,393)
CCS USD P US3ML-AUD3MBBSW+42 2029 JUL 31	552,000	(552,000)
CDS BP CMZB P 1% 2022 JUN 20	200,000	(750)
CDS BP UL JAPAN P 100BPS 2022 JUN 20	1,300,000	(5,976)
CDS BP UL PEOPLE’S REPUBLIC O P 100BPS 2023 JUN 20	400,000	(5,246)
CDS BP UL REPUBLIC OF KOREA P 100BPS 2023 JUN 20	1,000,000	(13,322)
CDX SP CDX.NA.HY.36.1 5YR PUT JAN 22 102.000 ED 011922	100,000	(27)
CDX SP ITRX.EUR.36 5YR PUT APR 22 000.009 ED 042022	100,000	(71)
CDX SP ITRX.EUR.36 5YR PUT APR 22 000.850 ED 042022	300,000	(213)
CDX SP ITRX.EUR.36 5YR PUT APR 22 000.900 ED 042022	200,000	(125)
CDX SP ITRX.EUR.36 5YR PUT FEB 22 000.800 ED 021622	200,000	(46)
CDX SP ITRX.EUR.36 5YR PUT JAN 22 000.750 ED 011922	200,000	(16)
CDX SP ITRX.EUR.36 5YR PUT JAN 22 000.800 ED 011922	400,000	(29)
CDX SP ITRX.EUR.36 5YR PUT MAR 22 000.800 ED 031622	400,000	(186)
CDX SP ITRX.EUR.36 5YR PUT MAR 22 000.900 ED 031622	1,500,000	(512)
CDX SP ITRX.EUR.XOVER.35.1 5YR PUT JAN 22 003.500 ED 011922	200,000	(59)
CDX SP ITRX.EUR.XOVER.36.1 5YR PUT FEB 22 004.000 ED 021622	100,000	(106)
CDX SP ITRX.EUR.XOVER.36.1 5YR PUT JAN 22 003.750 ED 011922	100,000	(574)
CDX_SP CDX.NA.IG.37.1 5YR PUT APR 22 000.900 ED 042022	700,000	(430)
CDX_SP CDX.NA.IG.37.1 5YR PUT APR 22 000.950 ED 042022	300,000	(161)
CDX_SP CDX.NA.IG.37.1 5YR PUT FEB 22 000.800 ED 021622	800,000	(169)
CDX_SP CDX.NA.IG.37.1 5YR PUT JAN 22 000.800 ED 011922	500,000	(20)
CDX_SP CDX.NA.IG.37.1 5YR PUT JAN 22 000.850 ED 011922	900,000	(22)
CDX_SP CDX.NA.IG.37.1 5YR PUT MAR 22 000.900 ED 031622	200,000	(64)
CDX_SP CDX.NA.IG.37.1 5YR PUT MAR 22 000.950 ED 031622	300,000	(81)
CDX_SP CDX.NA.IG.37.1 5YR PUT MAR 22 001.000 ED 031622	100,000	(23)
COM FWD EURMARG3 1Q22 5.85 2022 MAR 2022	1,500	(4,137)
COM FWD GOLDLNPM 1861.049 JPM 2022 JAN 28	100	(4,783)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
COM_FWD TTFNBP F22-10.1 2022 JAN 31	31,000	(5,782)
COMMIT TO PUR FNMA (OTC) CALL MAR 22 100.484375 030722	100,000	(427)
COMMIT TO PUR FNMA SF MTG 2.000% 02/01/37 DD 02/01/22	1,300,000	(29,453)
COMMIT TO PUR FNMA SF MTG 2.500% 01/01/52 DD 01/01/22	1,200,000	(24,891)
COMMIT TO PUR FNMA SF MTG 2.500% 02/01/52 DD 02/01/22	1,100,000	(20,286)
COMMIT TO PUR FNMA SF MTG 3.000% 03/01/52 DD 03/01/22	1,200,000	(41,074)
COMMIT TO PUR FNMA SF MTG 3.500% 01/01/37 DD 01/01/22	100,000	(5,273)
COMMIT TO PUR FNMA SF MTG 4.000% 12/01/51 DD 12/01/21	7,800,000	(488,330)
COMMITMENT TO PURCH FNMA (OTC) CALL MAR 22 100.3515625 030722	100,000	(479)
INF FLR US @10-08-21-1Y PUT OCT 22 000.000 ED 100822	750,000	(1)
INT FLR US @ 0 10 07 21 PUT OCT 22 000.000 ED 100722	1,750,000	(134)
IRS R -0.1% P EUR006M CALL FEB 22 001.000 ED 021022	1,000,000	(1,051)
IRS R 0.451% P EUR006M PUT MAY 25 000.451 ED 052325	200,000	(27,744)
IRS R 1.27000% P US0003M CALL JAN 22 001.270 ED 011022	1,000,000	(661)
IRS R 1.34500% P US0003M CALL JAN 22 001.345 ED 011022	600,000	(354)
IRS R 1.37600% P US0003M CALL JAN 22 001.376 ED 011022	500,000	(492)
IRS R 1.57000% P US0003M PUT JAN 22 001.570 ED 011022	1,000,000	(193)
IRS R 1.64500% P US0003M PUT JAN 22 001.645 ED 011022	600,000	(321)
IRS R 1.67600% P US0003M PUT JAN 22 001.676 ED 011022	500,000	(122)
IRS R GBP OIS SONIA 1Y PUT FEB 22 000.010 ED 020722	5,000,000	(56,848)
IRS R OIS SONIA 1 Y CALL FEB 22 000.010 ED 020722	5,000,000	(1)
IRS R OIS SONIA 1 Y LCH CALL FEB 22 000.010 ED 020722	1,900,000	–
IRS R OIS SONIA 1 Y LCH PUT FEB 22 000.010 ED 020722	1,900,000	(21,602)
IRS. R MYR-KLIBOR 3M P 3.5% 2032 MAR 16	1,100,000	(2,234)
IRS_P US3ML/AUD3MBBSW+42.2 2029 AUG 27	473,620	(473,620)
TRS EL COMM SWAP BCOMF1NTC P 0%+12BPS 2022 FEB 15	6,984,693	(1,390)
TRS FL IBOXIG INDEX R SOFR 2022 JUN 20	6,400,000	(27,139)
Total Derivative Liabilities		$(3,444,527)
Total Investment Liabilities (at fair value)		$(3,444,527)
Total Investment Assets less Investment Liabilities		$11,199,922,053
*Notes Receivable from Participants with interest rates ranging from 3.25% to 6.50% with maturities up to 10 years		$27,588,802
Total Investments, net		$11,227,510,855

*	Denotes party-in-interest

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Securities Purchased Under Agreements to Resell
BNP PARIBAS REV REPO 0.020% 12/21/21 DD 12/20/21	3,000,000	$3,000,000
BNP PARIBAS REV REPO 0.060% 03/04/21 DD 03/03/21	14,300,000	14,300,000
J P MORGAN CHASE REV REPO 0.020% 03/01/21 DD 02/26/21	13,000,000	13,000,000
J P MORGAN CHASE REV REPO 0.030% 03/02/21 DD 03/01/21	12,300,000	12,300,000
J P MORGAN CHASE REV REPO 0.040% 02/26/21 DD 02/25/21	18,100,000	18,100,000
J P MORGAN CHASE REV REPO 0.040% 03/03/21 DD 03/02/21	13,600,000	13,600,000
TORONTO DOMINION REV REPO 0.040% 02/19/21 DD 02/18/21	5,100,000	5,100,000
Total Securities Purchased Under Agreements to Resell		$79,400,000
Fixed Income Securities
GOVERNMENT OF CANADA 2.750% 01-DEC-2048 SER D358	4,200,000	$4,119,365
DEUTSCHE BANK AG REGS VAR RT 11/19/25	200,000	231,040
EUROPEAN UNION REGS 0.200% 06/04/36	400,000	472,925
EUROPEAN UNION REGS 0.250% 04/22/36	200,000	238,595
EUROPEAN UNION REGS 0.400% 02/04/37	50,000	57,158
EUROPEAN UNION REGS 0.450% 05/02/46	100,000	119,374
EUROPEAN UNION REGS 0.750% 01/04/47	100,000	124,975
GOVERNMENT OF CANADA 1.250% 01-JUN-2030 SER K379	300,000	229,795
ISRAEL TREASURY BILLS MOF 0.000% 11/30/21	3,500,000	1,060,629
JAPAN GOVERNMENT TWENTY YEAR 1.000% 12/20/35	20,000,000	194,342
JAPAN GOVERNMENT TWENTY YEAR 1.200% 09/20/35	20,000,000	207,444
JAPAN GOVERNMENT TWENTY YEAR 1.500% 03/20/34	360,000,000	3,831,037
JAPAN GOVERNMENT TWENTY YEAR 1.600% 12/20/33	370,000,000	3,953,805
JAPAN TREASURY DISCOUNT BILL 0.000% 04/05/21	110,000,000	1,038,613
JAWS SPITFIRE ACQUISITION CORP WTS EXP 12/01/25	7,055	11,016
NATWEST GROUP PLC REGS VAR RT 11/15/25	100,000	119,985
SINGAPORE GOVERNMENT BOND 1.625% 07/01/31	350,000	253,894
SINGAPORE GOVERNMENT BOND 2.375% 07/01/39	50,000	39,485
SINGAPORE GOVERNMENT BOND 2.750% 04/01/42	100,000	81,850
SWEDBANK AB REGS VAR RT 12/31/49	200,000	204,500
UNITED KINGDOM GILT REGS 1.125% 01/31/39	100,000	138,421
Total Fixed Income Securities		$16,728,246
Common Stock
AJ BELL PLC	98,233	$491,386
ALPHAWAVE IP GROUP PLC	1,687	8,619
ARAMIS GROUP SAS	374	10,220
AUTO1 GROUP SE	1,274	63,506
BANKINTER SA	122,551	624,194
CELLNEX TELECOM SA RTS	13	32
CONSOLIDATED GEMS INC	9	346
DAIWA HOUSE INDUSTRY CO LTD	25,000	745,076
DEMANT A/S	3,362	(191,143)
DEUTSCHE TELEKOM AG	72,701	1,340,329
EPIROC AB	145,104	52,291
EQT AB	7,438	340,162
FUCHS PETROLUB SE PRF NPV	9,169	446,991
INDUSTRIVARDEN AB	634	21,145
JSR CORP	46,296	1,380,212
KUAISHOU TECHNOLOGY	560	23,733
LINEA DIRECTA ASEGURADORA SA	92,241	179,977

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
LUNDIN MINING CORP	34,868	293,028
NIPPON THOMPSON CO LTD	55,200	281,322
NOKIA OYJ	175,265	(819,192)
SODEXO SA	14,659	1,269,543
SUMITOMO MITSUI FINANCIAL GROUP	65,000	2,180,154
THUNGELA RESOURCES LTD	3,299	5,148
TRYG A/S	5,088	110,023
Total Common Stock		$8,857,103
Derivatives
ALUMINUM HG FUTURE (LME) EXP JAN 21	4	$(4,733)
BRENT CRUDE FUTURE (ICE) JAN 21 CALL JAN 21 047.000 ED 112520	12	11,276
BRENT CRUDE FUTURE (ICE) EXP SEP 21	36	(43,938)
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.0% 2025 DEC 16	100,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.0% 2025 DEC 16	100,000	(2,003)
COTTON NO.2 FUTURE (NYB) EXP MAY 21	1	3,016
GASOLINE RBOB FUTURE (NYM) EXP DEC 21	6	(7,218)
GOLD 100 OZ FUTURE (CMX) EXP APR 21	15	611,676
LEAD FUTURE (LME) EXP MAR 21	1	(3,650)
LEAN HOGS FUTURE (CME) EXP JUN 21	5	(28,856)
LIVE CATTLE FUTURE (CME) EXP JUN 21	3	(1,667)
NICKEL FUTURE (LME) EXP JAN 21	1	(8,177)
SOYBEAN FUTURE (CBT) EXP JUL 21	6	44,966
SOYBEAN FUTURE (CBT) EXP NOV 21	11	(15,793)
SOYBEAN MEAL FUTURE (CBT) EXP MAY 21	10	(32,429)
SOYBEAN OIL FUTURE (CBT) EXP MAY 21	1	4,913
WHEAT FUTURE (CBT) EXP JUL 21	5	(157,799)
ZINC FUTURE (LME) EXP JAN 21	4	20,599
90DAY EURODOLLAR FUTURE (CME) EXP JUN 24	1	(343)
ALUMINUM HG FUTURE (LME) EXP JAN 22	5	(31)
AON PLC CALL DEC 21 260.000 ED 121721	12	10,404
AON PLC CALL DEC 21 270.000 ED 121721	31	17,576
AUST 10Y BOND FUTURE (SFE) EXP DEC 21	2	(907)
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP JUN 21	37	38,824
AUSTRALIAN 10YR BOND FUTURE (SFE) EXP SEP 21	14	11,345
BLOOMBERG COMMODITY INDEX (BCO PUT NOV 21 100.500 ED 11/29/21	930	(918)
BRENT CRUDE FUTURE (ICE) EXP AUG 22	2	(14,708)
BRENT CRUDE FUTURE (ICE) EXP FEB 22	15	145,609
BRENT CRUDE FUTURE (ICE) EXP JAN 22	17	(29,861)
BRENT CRUDE FUTURE (ICE) EXP JUL 21	11	54,389
BRENT CRUDE FUTURE (ICE) EXP MAY 21	14	(6,004)
BRENT CRUDE FUTURE (ICE) EXP NOV 21	16	(94,151)
BRENT CRUDE FUTURE (ICE) EXP OCT 21	11	19,507
BRENT CRUDE OIL (ICE) EXP AUG 21	3	(55,604)
BRENT-DUBAI ICE FUTURE (NYM) EXP DEC 20	2	21
BRT/DUBAI 1ST LN FUTURE (ICE) EXP JAN 22	1	650
CA CARBON ALLOW FUTURE (OTC) CALL DEC 21 025.000 ED 121521	2	(4)
CANADA 10YR BOND FUTURE (MSE) EXP DEC 21	3	12,707
CANADA 10YR BOND FUTURE (MSE) EXP JUN 21	4	(79)
CANADA 10YR BOND FUTURE (MSE) EXP SEP 21	3	(12,431)
CCA CURRENT AUC FUTURE (IFE) EXP NOV 21	1	–
CCP EL COMM R SPGCEST (RRE) CME P 0% 2021 DEC 31	912	24,838,174
CCP EL COMM SWAP R SPGCESP CME P 0% 2021 DEC 31	89	2,423,960

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CCP_CDX. BP UL CDX.NA.IG.36 CM PAY 100BPS 2031 JUN 20	800,000	–
CCP_CDX. BP UL CDX-NAIGS35V1-5 PAY 100BPS 2025 DEC 20	400,000	–
CCP_CDX. BP UL ITRAXX-EUROPES3 PAY 100BPS 2025 DEC 20	100,000	–
CCP_CDX. SP UL CDX.NA.IG.36 CM 1.000% 00BPS 2026 JUN 20	2,100,000	51,977
CCP_CDX._BP UL CDX.NA.IG.36 CM PAY 100BPS 2031 JUN 20	800,000	(6,562)
CCP_CDX._BP UL CDX-NAIGS35V1-5 1.000% 00BPS 2025 DEC 20	400,000	(9,867)
CCP_CDX._BP UL ITRAXX-EUROPES3 PAY 100BPS 2025 DEC 20	100,000	(3,044)
CCP_CDX._SP UL CDX.NA.IG.36 CM REC 100BPS 2026 JUN 20	2,100,000	–
CCP_IFS. P UK RPI ALL ITEMS NS REC 3.66% 2026 MAR 15	200,000	–
CCP_IFS._P UK RPI ALL ITEMS NS REC 3.66% 2026 MAR 15	200,000	(1,526)
CCP_IRS. P EUR-EURIBOR-REUTERS REC 0.0% 2031 SEP 15	6,500,000	–
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.5% 2023 SEP 15	800,000	–
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2026 SEP 15	3,100,000	7,825
CCP_IRS. P EUR-EURIBOR-REUTERS REC -0.25% 2027 SEP 21	100,000	–
CCP_IRS. P JPY-LIBOR-BBA 6M CM REC 0.0% 2031 MAR 17	170,000,000	–
CCP_IRS. P NOK-NIBOR-NIBR 6M C REC 1.9% 2031 MAR 10	3,200,000	3,187
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.5% 2026 JUN 16	500,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.5% 2028 JUN 16	400,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 0.75% 2031 JUN 16	115,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.25% 2026 DEC 15	600,000	6,938
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.25% 2051 JUN 16	75,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.31% 2026 FEB 28	1,700,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.52% 2051 JAN 19	200,000	–
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.75% 2031 DEC 15	900,000	30,395
CCP_IRS. P USD-LIBOR-BBA 3M CM REC 1.95% 2031 OCT 04	200,000	4,413
CCP_IRS. R CAD-BA-CDOR 3M CME PAY 2.06% 2051 AUG 20	200,000	3,522
CCP_IRS. R CAD-BA-CDOR 3M CME PAY 2.75% 2048 DEC 18	100,000	–
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.5% 2051 SEP 15	1,550,000	–
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.25% 2032 MAR 16	100,000	–
CCP_IRS. R EUR-EURIBOR-REUTERS PAY 0.25% 2036 SEP 15	50,000	1,060
CCP_IRS. R JPY-TONA-OIS-COMPOU PAY 0.38% 2051 AUG 11	10,000,000	2,493
CCP_IRS. R NOK-NIBOR-NIBR 6M C PAY 1.5% 2026 MAR 10	6,200,000	6,673
CCP_IRS. R SGD-SOR-REUTERS 6M PAY 1.5% 2031 SEP 15	200,000	–
CCP_IRS. R SGD-SOR-REUTERS 6M PAY 1.25% 2031 SEP 15	300,000	5,121
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.8% 2051 FEB 16	400,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 2.0% 2051 DEC 15	100,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.32% 2026 FEB 28	1,200,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.72% 2051 MAR 02	200,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.75% 2023 DEC 21	1,400,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.75% 2031 DEC 15	300,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.76% 2051 AUG 25	150,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 1.95% 2051 AUG 31	250,000	–
CCP_IRS. R USD-LIBOR-BBA 3M CM PAY 2.01% 2051 SEP 17	100,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC 0.0% 2031 SEP 15	6,500,000	(52,238)
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.5% 2023 SEP 15	800,000	(666)
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.25% 2026 SEP 15	3,100,000	–
CCP_IRS._P EUR-EURIBOR-REUTERS REC -0.25% 2027 SEP 21	100,000	(1,214)
CCP_IRS._P JPY-LIBOR-BBA 6M CM REC 0.0% 2031 MAR 17	170,000,000	(16,850)
CCP_IRS._P NOK-NIBOR-NIBR 6M C REC 1.9% 2031 MAR 10	3,200,000	(485)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.5% 2026 JUN 16	500,000	(6,613)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.5% 2028 JUN 16	400,000	(23,533)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 0.75% 2031 JUN 16	115,000	(6,224)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.25% 2026 DEC 15	600,000	–

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.25% 2051 JUN 16	75,000	(9,643)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.31% 2026 FEB 28	1,700,000	(942)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.52% 2051 JAN 19	200,000	(828)
CCP_IRS._P USD-LIBOR-BBA 3M CM REC 1.75% 2031 DEC 15	900,000	–
CCP_IRS._R CAD-BA-CDOR 3M CME PAY 2.06% 2051 AUG 20	200,000	–
CCP_IRS._R CAD-BA-CDOR 3M CME PAY 2.75% 2048 DEC 18	100,000	(6,523)
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.5% 2051 SEP 15	1,550,000	(70,232)
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.25% 2032 MAR 16	100,000	(2,985)
CCP_IRS._R EUR-EURIBOR-REUTERS PAY 0.25% 2036 SEP 15	50,000	–
CCP_IRS._R JPY-TONA-OIS-COMPOU PAY 0.38% 2051 AUG 11	10,000,000	–
CCP_IRS._R NOK-NIBOR-NIBR 6M C PAY 1.5% 2026 MAR 10	6,200,000	(1,229)
CCP_IRS._R SGD-SOR-REUTERS 6M PAY 1.5% 2031 SEP 15	200,000	(937)
CCP_IRS._R SGD-SOR-REUTERS 6M PAY 1.25% 2031 SEP 15	300,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.8% 2051 FEB 16	400,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 2.0% 2051 DEC 15	100,000	(7,437)
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.32% 2026 FEB 28	1,200,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.72% 2051 MAR 02	200,000	–
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.75% 2023 DEC 21	1,400,000	(39,946)
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.75% 2031 DEC 15	300,000	(12,348)
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.76% 2051 AUG 25	150,000	(4,209)
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 1.95% 2051 AUG 31	250,000	(18,985)
CCP_IRS._R USD-LIBOR-BBA 3M CM PAY 2.01% 2051 SEP 17	100,000	(8,274)
CCP_OIS. P BRL-CDI 1D CME REC 3.35% 2022 JAN 03	17,200,000	–
CCP_OIS. P STERLING OVERNIGHT REC 0.5% 2026 SEP 15	200,000	–
CCP_OIS. P STERLING OVERNIGHT REC 0.25% 2023 SEP 15	500,000	–
CCP_OIS. R JPY-TONA-OIS-COMPOU PAY 0.0% 2023 DEC 15	431,000,000	–
CCP_OIS. R STERLING OVERNIGHT PAY 0.25% 2051 MAR 17	300,000	66,262
CCP_OIS. R STERLING OVERNIGHT PAY 0.75% 2031 SEP 15	300,000	1,349
CCP_OIS. R STERLING OVERNIGHT PAY 0.75% 2051 SEP 15	300,000	–
CCP_OIS._P BRL-CDI 1D CME REC 3.35% 2022 JAN 03	17,200,000	(35,580)
CCP_OIS._P STERLING OVERNIGHT REC 0.5% 2026 SEP 15	200,000	(98)
CCP_OIS._P STERLING OVERNIGHT VAR RT 25% 2023 SEP 15	500,000	(771)
CCP_OIS._R JPY-TONA-OIS-COMPOU PAY 0.0% 2023 DEC 15	431,000,000	(2,300)
CCP_OIS._R STERLING OVERNIGHT PAY 0.25% 2051 MAR 17	300,000	–
CCP_OIS._R STERLING OVERNIGHT PAY 0.75% 2031 SEP 15	300,000	(2,652)
CCP_OIS._R STERLING OVERNIGHT PAY 0.75% 2051 SEP 15	300,000	(6,134)
CCP_ZCS. R BRL-CDI 1D CME PAY 7.2% 2022 JAN 03	20,784,000	5,138
CCP_ZCS. R BRL-CDI 1D CME PAY 2.86% 2022 JAN 03	4,400,000	2,987
CCP_ZCS._R BRL-CDI 1D CME PAY 7.2% 2022 JAN 03	20,784,000	–
CCP_ZCS._R BRL-CDI 1D CME PAY 2.86% 2022 JAN 03	4,400,000	–
CDX SP CDX.NA.IG.36.1 5YR PUT NOV 21 000.750 ED 111721	800,000	(80)
CDX SP CDX.NA.IG.36.1 5YR PUT OCT 21 000.800 ED 102021	500,000	(63)
CDX SP ITRX.EUR.34.1 5YR PUT JUN 21 000.800 ED 061621	500,000	(6)
CDX SP ITRX.EUR.35.1 5YR PUT DEC 21 000.700 ED 121521	400,000	(22)
CDX SP ITRX.EUR.35.1 5YR PUT NOV 21 000.700 ED 111721	200,000	(34)
CDX SP ITRX.EUR.35.1 5YR PUT NOV 21 000.750 ED 111721	400,000	(31)
CDX SP ITRX.EUR.35.1 5YR PUT OCT 21 000.800 ED 102021	300,000	(35)
CDX SP ITRX.EUR.35.1 5YR PUT OCT 21 000.850 ED 102021	580,000	(17)
CDX SP ITRX.EUR.XOVER.35.1 5YR PUT OCT 21 003.500 ED 102021	200,000	(104)
CHF/EUR SPOT OPTION 2021 CALL DEC 21 001.100 ED 120121	29,000	(18)
CHF/EUR SPOT OPTION 2021 CALL NOV 21 001.100 ED 112321	109,000	(43)
CHICAGO ETHANOL S FUTURE (NYM) EXP DEC 21	1	(9,044)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
CHICAGO ETHANOL S FUTURE (NYM) EXP JUL 21	1	29,370
COCOA FUTURE (NYB) EXP DEC 21	4	9,465
COCOA FUTURE (NYB) EXP JUL 21	5	(2,676)
COCOA FUTURE (NYB) EXP MAY 21	3	(444)
COCOA FUTURE (NYB) EXP SEP 21	4	(3,727)
COFFEE ‘C’ FUTURE (NYB) EXP DEC 21	5	(65,512)
COFFEE ‘C’ FUTURE (NYB) EXP MAY 21	5	(15,579)
COFFEE ‘C’ FUTURE (NYB) EXP MAY 22	1	13,708
COFFEE ‘C’ FUTURE (NYB) EXP SEP 21	6	(28,122)
COM FWD FUELCO CAL 20-13 BPS CALL DEC 20 000.130 ED 123120	–	(1,304)
COM SWAP R SPGCESP (RRE) CME 2021 JUN 30	89	2,198,748
COMM SWAP R SPGCESP (RRE) CME 2021 JUNE 30	912	22,530,987
COMM SWAP R SPGCESP (RRE) CME 2021 SEP 30	1,001	26,241,055
COMMITMENT TO PURCHASE FNMA SI CALL APR 21 103.375 ED 040721	100,000	(8)
COPPER FUTURE (CMX) EXP DEC 21	2	9,958
COPPER FUTURE (CMX) EXP JUL 21	5	65,345
COPPER FUTURE (CMX) EXP MAY 21	4	45,781
COPPER FUTURE (CMX) EXP SEP 21	5	(29,747)
CORN FUTURE (CBT) EXP DEC 21	42	112,868
CORN FUTURE (CBT) EXP DEC 22	3	2,892
CORN FUTURE (CBT) EXP MAY 22	2	(4,734)
CORN FUTURE (CBT) EXP SEP 21	106	663
COTTON NO 2 FUTURE (NYB) EXP MAY 22	1	(602)
COTTON NO.2 FUTURE (NYB) EXP DEC 21	7	24,226
CRUDE OIL FUTURE (NYM) EXP JUL 21	8	(52,972)
CRUDE OIL FUTURE DEC 21 CALL DEC 21 077.500 ED 111621	12	(41,492)
CRUDE OIL FUTURE JUL 21 CALL JUL 21 067.500 ED 6/17/21	12	(10)
DTD BRT/BRT 1ST LN FUTURE (ICE) EXP APR 21	1	(6)
DTD BRT/BRT 1ST LN FUTURE (ICE) EXP DEC 20	1	41
DTD BRT/BRT 1ST LN FUTURE (ICE) EXP JUN 21	1	(269)
ECX EMISSION (ICE) EXP DEC 21	4	68,924
EURO$ 3YR MID-CRV FUTURE JUN 24 PUT APR 21 098.500 ED 04/16/21	2	(28)
EURO$ 3YR MID-CRV FUTURE MAR 24 PUT MAR 21 098.750 ED 03/12/21	2	(28)
EURO-BOBL FUTURE (EUX) EXP DEC 21	24	(11,477)
EURO-BOBL FUTURE (EUX) EXP JUN 21	15	(1,396)
EURO-BTP FUTURE (EUX) EXP DEC 21	35	(177,407)
EURO-BTP FUTURE (EUX) EXP JUN 21	36	(100,242)
EURO-BTP FUTURE (EUX) EXP SEP 21	33	152,438
EURO-BUND FUTURE (EUX) EXP DEC 21	54	(29,342)
EURO-BUND FUTURE (EUX) EXP JUN 21	40	60,607
EURO-BUND FUTURE (EUX) EXP SEP 21	33	(140,160)
EURO-BUXL 30Y BND FUTURE (EUX) EXP DEC 21	2	15,196
EURO-BUXL 30Y BND FUTURE (EUX) EXP JUN 21	2	(16,237)
EURO-BUXL 30Y BND FUTURE (EUX) EXP SEP 21	2	29,503
EURO-OAT FUTURE (EUX) EXP DEC 21	23	21,270
EURO-OAT FUTURE (EUX) EXP JUN 21	6	14,403
EURO-OAT FUTURE (EUX) EXP SEP 21	24	(23,352)
EURO-SCHATZ FUTURE (EUX) EXP DEC 21	79	4,151
EURO-SCHATZ FUTURE (EUX) EXP JUN 21	99	5,342
EURO-SCHATZ FUTURE (EUX) EXP SEP 21	79	(12,417)
FACEBOOK INC CALL MAY 21 280.000 ED 052121	58	208,665
FACEBOOK INC CALL MAY 21 320.000 ED 052121	58	(27,041)
GAMESTOP CORP CALL JUL 21 250.000 ED 071621	23	200,568

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
GAMESTOP CORP CALL MAY 21 300.000 ED 052121	23	2,496
GASOLINE RBOB FUTURE (NYM) EXP APR 21	6	(11,634)
GASOLINE RBOB FUTURE (NYM) EXP JUN 22	1	(10,826)
GASOLINE RBOB FUTURE (NYM) EXP MAR 22	1	(80)
GASOLINE RBOB FUTURE (NYM) EXP OCT 21	4	2,455
GASOLINE RBOB FUTURE (NYM) EXP SEP 21	6	31,857
GOLD 100 OZ FUTURE (CMX) EXP AUG 21	101	441,303
GOLD 100 OZ FUTURE (CMX) EXP DEC 21	120	(716,897)
GOLD 100 OZ FUTURE (CMX) EXP JUL 21	5	(65,826)
GOLD 100 OZ FUTURE (CMX) EXP JUN 21	94	(1,040,326)
GOLD 100 OZ FUTURE (CMX) EXP MAR 21	5	4,589
GOLD 100 OZ FUTURE (CMX) EXP OCT 21	28	(213,610)
HENRY HB LD1 (IFE) EXP FEB 23	4	5,171
HENRY HB LD1 (IFE) EXP JAN 23	4	5,171
HENRY HB LD1 (IFE) EXP MAR 23	4	5,171
IRON ORE 62% (SGX) EXP JAN 22	5	(5,405)
IRON ORE 62% (SGX) EXP JUL 21	5	17,000
IRON ORE 62% (SGX) EXP MAY 21	5	9,050
IRON ORE 62% (SGX) EXP NOV 21	6	(44,370)
IRON ORE 62% (SGX) EXP SEP 21	11	36,015
JPN 10Y BOND FUTURE (OSE) EXP JUN 21	2	17,882
JPN 10Y BOND FUTURE (OSE) EXP SEP 21	2	11,657
KC HRW WHEAT FUTURE (CBT) EXP DEC 21	37	11,856
KC HRW WHEAT FUTURE (CBT) EXP MAY 22	1	3,318
KC HRW WHEAT FUTURE (CBT) EXP SEP 21	42	114,033
LEAD FUTURE (LME) EXP JAN 22	1	(6)
LEAD FUTURE (LME) EXP JUL 21	–	(5,025)
LEAD FUTURE (LME) EXP MAY 21	1	(2,256)
LEAD FUTURE (LME) EXP NOV 21	–	(300)
LEAD FUTURE (LME) EXP SEP 21	1	2,569
LEAN HOGS FUTURE (CME) EXP AUG 21	5	(7,713)
LEAN HOGS FUTURE (CME) EXP DEC 21	8	5,796
LEAN HOGS FUTURE (CME) EXP FEB 22	8	(1,726)
LEAN HOGS FUTURE (CME) EXP JUL 21	6	(20,664)
LEAN HOGS FUTURE (CME) EXP OCT 21	7	11,283
LIVE CATTLE FUTURE (CME) EXP AUG 21	7	554
LIVE CATTLE FUTURE (CME) EXP DEC 21	4	(9,539)
LIVE CATTLE FUTURE (CME) EXP FEB 22	4	3,279
LIVE CATTLE FUTURE (CME) EXP OCT 21	7	7,365
LME PRI ALUM FUTURE (LME) EXP SEP 21	5	(275)
LONG GILT FUTURE (ICF) EXP DEC 21	8	(36,179)
LONG GILT FUTURE (ICF) EXP JUN 21	10	(17,921)
LONG GILT FUTURE (ICF) EXP SEP 21	8	27,820
LOW SU GASOIL G (ICE) EXP DEC 22	24	(33,605)
LOW SU GASOIL G FUTURE (ICE) EXP AUG 21	20	1,906
LOW SU GASOIL G FUTURE (ICE) EXP FEB 22	20	(138,339)
LOW SU GASOIL G FUTURE (ICE) EXP JUL 21	20	53,519
NAT GAS EUR OPT FUTURE APR 21 PUT APR 21 002.750 ED 03/26/21	1	(1,931)
NAT GAS EUR OPT FUTURE AUG 21 CALL AUG 21 003.750 ED 072721	1	(651)
NAT GAS EUR OPT FUTURE AUG 21 CALL AUG 21 004.000 ED 072721	1	(192)
NAT GAS EUR OPT FUTURE JUL 21 CALL JUL 21 003.150 ED 062521	1	(3,461)
NAT GAS EUR OPT FUTURE JUL 21 CALL JUL 21 003.250 ED 6/25/21	2	(4,922)
NAT GAS EUR OPT FUTURE OCT 21 PUT OCT 21 002.500 ED 09/27/21	3	(3,207)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
NATURAL GAS FUTURE (NYM) EXP APR 22	37	(179,693)
NATURAL GAS FUTURE (NYM) EXP DEC 21	1	10,296
NATURAL GAS FUTURE (NYM) EXP FEB 22	28	(441,884)
NATURAL GAS FUTURE (NYM) EXP JAN 22	17	475,646
NATURAL GAS FUTURE (NYM) EXP JAN 23	2	(220)
NATURAL GAS FUTURE (NYM) EXP JUL 21	4	(39,743)
NATURAL GAS FUTURE (NYM) EXP JUN 21	6	(10,105)
NATURAL GAS FUTURE (NYM) EXP MAY 22	16	180,933
NATURAL GAS FUTURE (NYM) EXP NOV 21	3	(41,135)
NATURAL GAS FUTURE (NYM) EXP OCT 22	27	(478)
NATURAL GAS FUTURE (NYM) EXP SEP 21	2	(35,005)
NICKEL FUTURE (LME) EXP JAN 22	1	(6)
NICKEL FUTURE (LME) EXP JUL 21	2	9,678
NICKEL FUTURE (LME) EXP MAY 21	1	(9,333)
NICKEL FUTURE (LME) EXP NOV 21	2	(1,449)
NICKEL FUTURE (LME) EXP SEP 21	3	6,771
NY HARB ULSD FUTURE (NYM) EXP APR 21	2	(15,542)
NY HARB ULSD FUTURE (NYM) EXP DEC 21	3	12,254
NY HARB ULSD FUTURE (NYM) EXP MAR 22	4	11,224
NY HARB ULSD FUTURE (NYM) EXP SEP 21	4	16,863
PLATINUM FUTURE (NYM) EXP JAN 22	27	43,320
PLATINUM FUTURE (NYM) EXP JUL 21	31	91,813
PLATINUM FUTURE (NYM) EXP OCT 21	29	268,880
PRI ALUM FUTURE (LME) EXP JUL 21	3	(11,571)
PRI ALUMINUM FUTURE (LME) EXP MAY 21	1	(4,381)
PRI ALUMINUM FUTURE (LME) EXP NOV 21	3	(21,663)
SILVER FUTURE (CMX) EXP APR 21	4	74,151
SILVER FUTURE (CMX) EXP DEC 21	77	(620,636)
SILVER FUTURE (CMX) EXP JUL 21	26	22,525
SILVER FUTURE (CMX) EXP JUN 21	8	59,668
SILVER FUTURE (CMX) EXP SEP 21	73	1,000,227
SNG GSOIL V LOW SU (ISF) EXP FEB 22	1	34
SNG GSOIL V LOW SU (ISF) EXP JAN 22	1	34
SNG GSOIL V LOW SU (ISF) EXP MAR 22	1	34
SOYBEAN FUTURE (CBT) EXP JAN 22	6	(17,925)
SOYBEAN FUTURE (CBT) EXP MAY 21	4	7,876
SOYBEAN FUTURE (CBT) EXP MAY 22	1	(829)
SOYBEAN FUTURE (CBT) EXP NOV 22	1	(198)
SOYBEAN MEAL FUTURE (CBT) EXP DEC 21	24	(101,957)
SOYBEAN MEAL FUTURE (CBT) EXP JAN 22	21	6,825
SOYBEAN MEAL FUTURE (CBT) EXP MAY 22	3	(9,894)
SOYBEAN OIL FUTURE (CBT) EXP DEC 21	2	25,753
SOYBEAN OIL FUTURE (CBT) EXP JAN 22	2	(9,144)
SOYBEAN OIL FUTURE (CBT) EXP MAY 22	1	(722)
SUGAR #11 WORLD FUTURE (NYB) EXP OCT 21	15	(30,961)
SUGAR #11 WORLD FUTURE EXP MAY 22	1	181
TTF NAT GAS F FUTURE (EDX) EXP APR 21	8	(7,617)
TTF NAT GAS F FUTURE (EDX) EXP APR 22	9	148,641
TTF NAT GAS F FUTURE (EDX) EXP AUG 21	5	(9,772)
TTF NAT GAS F FUTURE (EDX) EXP AUG 22	9	152,710
TTF NAT GAS F FUTURE (EDX) EXP DEC 21	23	(566,461)
TTF NAT GAS F FUTURE (EDX) EXP DEC 22	2	(2,876)
TTF NAT GAS F FUTURE (EDX) EXP FEB 22	13	(235,245)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
TTF NAT GAS F FUTURE (EDX) EXP JAN 22	13	(260,450)
TTF NAT GAS F FUTURE (EDX) EXP JUL 21	5	(9,487)
TTF NAT GAS F FUTURE (EDX) EXP JUL 22	9	152,710
TTF NAT GAS F FUTURE (EDX) EXP JUN 21	1	(7,811)
TTF NAT GAS F FUTURE (EDX) EXP JUN 22	9	148,641
TTF NAT GAS F FUTURE (EDX) EXP MAR 21	6	10,979
TTF NAT GAS F FUTURE (EDX) EXP MAR 22	13	(260,100)
TTF NAT GAS F FUTURE (EDX) EXP MAY 21	3	(4,082)
TTF NAT GAS F FUTURE (EDX) EXP MAY 22	9	153,595
TTF NAT GAS F FUTURE (EDX) EXP NOV 21	14	(696,238)
TTF NAT GAS F FUTURE (EDX) EXP NOV 22	2	(2,783)
TTF NAT GAS F FUTURE (EDX) EXP OCT 21	24	(482,460)
TTF NAT GAS F FUTURE (EDX) EXP OCT 22	2	(2,880)
TTF NAT GAS F FUTURE (EDX) EXP SEP 22	9	147,784
US 10YR TREASURY NTS FUTURE MAR 21 PUT APR 21 133.50 ED 03/26/21	13	(7)
US 10YR NOTE FUTURE (CBT) EXP DEC 21	153	(365,467)
US 10YR NOTE FUTURE (CBT) EXP JUN 21	143	(107,496)
US 10YR NOTE FUTURE (CBT) EXP SEP 21	143	281,103
US 10YR TREASURY NTS FUTURE JUN 21 PUT APR 21 135.000 ED 3/26/21	14	(8)
US 10YR ULTRA FUTURE (CBT) EXP DEC 21	2	(24,033)
US 10YR ULTRA FUTURE (CBT) EXP JUN 21	6	(25,486)
US 10YR ULTRA FUTURE (CBT) EXP SEP 21	6	53,849
US 2YR NOTE FUTURE (CBT) EXP DEC 21	199	(173,207)
US 2YR NOTE FUTURE (CBT) EXP JUN 21	185	(11,380)
US 2YR NOTE FUTURE (CBT) EXP SEP 21	194	(19,904)
US 5YR NOTE FUTURE (CBT) EXP DEC 21	58	(169,217)
US 5YR NOTE FUTURE (CBT) EXP JUN 21	30	6,641
US 5YR NOTE FUTURE (CBT) EXP SEP 21	46	19,943
US LONG BOND FUTURE (CBT) EXP DEC 21	22	67,966
US LONG BOND FUTURE (CBT) EXP JUN 21	22	93,422
US LONG BOND FUTURE (CBT) EXP SEP 21	22	(202,922)
US ULTRA BOND (CBT) EXP JUN 21	13	(32,668)
US ULTRA BOND (CBT) EXP SEP 21	14	194,041
US ULTRA BOND FUTURE (CBT) EXP DEC 21	14	(59,054)
WHEAT FUTURE (CBT) EXP DEC 21	44	(49,244)
WHEAT FUTURE (CBT) EXP SEP 21	4	66,423
WHITE SUGAR FUTURE (ICE) EXP AUG 21	9	(1,797)
WHITE SUGAR FUTURE (ICE) EXP DEC 21	9	(1,160)
WHITE SUGAR FUTURE (ICE) EXP MAR 22	9	1,724
WHITE SUGAR FUTURE (ICE) EXP OCT 21	9	14,890
WTI CRUDE FUTURE (NYM) AUG 21 CALL AUG 21 070.000 ED 7/15/21	12	(10)
WTI CRUDE FUTURE (ICE) EXP APR 21	2	(12,060)
WTI CRUDE FUTURE (ICE) EXP NOV 21	4	27,435
WTI CRUDE FUTURE (ICE) EXP SEP 21	3	973
WTI CRUDE FUTURE (NYM) EXP FEB 22	19	527
WTI CRUDE FUTURE (NYM) EXP JUL 22	12	(5,401)
WTI CRUDE FUTURE (NYM) EXP MAR 23	11	89,347
WTI CRUDE FUTURE (NYM) EXP NOV 21	3	115,893
WTI CRUDE FUTURE (NYM) EXP OCT 21	56	173,389
WTI CRUDE FUTURE DEC 21 CALL DEC 21 080.000 ED 111621	12	(28,641)
WTI CRUDE FUTURE SEP 21 CALL SEP 21 077.500 ED 081721	12	(22,198)
ZINC FUTURE (LME) EXP JAN 22	5	(31)
ZINC FUTURE (LME) EXP JUL 21	2	3,219

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2021

Identity of issue, borrower, lessor, or similar party, including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
ZINC FUTURE (LME) EXP MAY 21	2	(563)
ZINC FUTURE (LME) EXP NOV 21	4	6,761
ZINC FUTURE (LME) EXP SEP 21	5	(5,770)
Total Derivatives		$76,280,475
Total Acquired and Disposed of Within the Year		$181,265,824

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2021

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value of asset on transaction date	Net gain or (loss)
Series of Transactions
DREYFUS INS RSRV PR MONEY 6546	$–	–	$1,957,924,254	1,561	$1,957,924,254	$1,957,924,254	$–
DREYFUS INS RSRV PR MONEY 6546	1,951,998,329	1,706	–	–	–	1,951,998,329	–
Single Transactions
DREYFUS INS RSRV PR MONEY 6546	$574,303,251	1	$–	–	$–	$574,303,251	$–
DREYFUS INS RSRV PR MONEY 6546	–	–	573,651,247	1	573,651,247	573,651,247	–

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/	Nita Birla
Name:		Nita Birla

By:	/s/	Katie Gulasey
Name:		Katie Gulasey

By:	/s/	Doug Naumann
Name:		Doug Naumann

Date: June 15, 2022

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm